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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                             ----------------------

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or 12(g)
                     Of the Securities Exchange Act of 1934

                          NEXITY FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its Charter)

Delaware                                                              63-0523669
(State of Incorporation)                    (I.R.S. Employer Identification No.)

3500 Blue Lake Drive
Suite 330
Birmingham, AL                                                35243
(Address of principal executive offices)                      (Zip Code)

                                 (205) 298- 6391
              (Registrant's telephone number, including area code)

                            -----------------------

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share
                                (Title of Class)

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

                                TABLE OF CONTENTS

    Item 1.  Business
    Item 2.  Financial Information
    Item 3.  Properties
    Item 4.  Security Ownership of Certain Beneficial Owners and Management
    Item 5.  Directors and Executive Officers
    Item 6.  Executive Compensation
    Item 7.  Certain Relationships and Related Transactions
    Item 8.  Legal Proceedings
    Item 9. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters
    Item 10. Recent Sales of Unregistered Securities
    Item 11. Description of Registrant's Securities to be Registered
    Item 12. Indemnification of Directors and Officers
    Item 13. Financial Statements and Supplementary Data
    Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
    Item 15. Financial Statements and Exhibit Index

Signatures
Exhibit Index
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

                                     PART I


                           FORWARD-LOOKING STATEMENTS

Nexity Financial Corporation ("the Corporation") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995. The Corporation's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions,
(iii) lack of sustained growth in the economy in the southeastern United States and the Birmingham, Alabama area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, Nexity Bank -- to satisfy regulatory requirements for its expansion plans, (vi) the Corporation's ability to keep pace with technological changes, and (vii) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes Oxley Act of 2002. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Corporation does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to the Corporation. Forward-looking statements made by us in this report are also subject to those risks identified within the section entitled "Risk Factors" beginning on page 12.

Unless this Form 10 indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Nexity Financial Corporation" or "the Corporation" as used herein refer to Nexity Financial Corporation. and it's subsidiary Nexity Bank, which we sometimes refer to as "Nexity", "our bank subsidiary", or "the Bank" and its other subsidiaries. References herein to the fiscal years 2000, 2001, 2002, 2003 and 2004 mean our fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

                    BUSINESS OF NEXITY FINANCIAL CORPORATION

Item 1. General Business

Nexity Financial Corporation was incorporated as a Delaware corporation on March 12, 1999, as GIBC, Inc. The name was changed to Nexity Financial Corporation on March 26, 1999. Nexity Financial Corporation (together with its subsidiaries on a consolidated basis, "Nexity" or "the Corporation"), is a bank holding company headquartered in Birmingham, Alabama. Nexity has a unique business model, which consists of gathering deposits via the Internet nationally while operating primarily within the southeastern United States to offer correspondent banking services via traditional marketing efforts. Nexity deposit operations consist of typical deposit products: interest checking DDA accounts, free checking DDA accounts, money market accounts, certificates of deposit and savings accounts made available via the Internet 24 hours a day seven days each week. The correspondent banking services include the purchase and sale of loan participations with community banks throughout primarily the southeastern United States, fixed income investment services including the sale of government agency securities, providing asset/liability management services, bond accounting and safekeeping services, funds management programs including clearing programs for the customer bank accounts and overnight fed funds services to customer banks. Online access is available to both customer segments via the Internet for both the deposit and correspondent services offered. At December 31, 2004, Nexity had total consolidated assets of approximately $610 million, total consolidated deposits of approximately $457 million, and total consolidated stockholders' equity of approximately $36 million. Nexity

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Financial  Corporation  formed  Nexity  Capital  Trust II, a Delaware  statutory trust, of which 100% of the common equity is owned by the Corporation. The trust was formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds for the sale of such trust preferred securities solely in junior subordinated debt securities of the Corporation (the debentures). The proceeds of the Nexity Capital Trust II debentures in June 2004 were used partially to redeem the debentures issued by Nexity Capital Trust I from April 2001 to June 2002.

      Nexity Financial Corporation operates a wholly owned subsidiary bank, Nexity Bank, which is headquartered in Birmingham, Alabama with correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina. The Corporation acquired all of the outstanding common stock of Peoples State Bank, Grant, Alabama, on November 1, 1999. On January 5, 2000 the name of Peoples State Bank was changed to Nexity Bank, but the branch in Grant continued to operate as a traditional bank under the name "Peoples State Bank" until December 31, 2000. As of December 31, 1999, the Corporation had assets of $47,457,828, deposits of $27,719,090 and stockholders' equity of $19,369,692. Nexity Bank continued to operate a traditional banking branch in Grant, Alabama until December 31, 2000 when the assets and liabilities of the Grant Branch were sold.

Banking Operations
------------------

      Nexity Bank is a state chartered bank in Alabama. Its primary regulators are the Federal Deposit Insurance Corporation and the Alabama State Department of Banking. Nexity Bank conducts deposit business in all 50 states in the United States and conducts loan business primarily in the southeastern United States. Nexity is a bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, Nexity and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

      On January 5, 2000, Nexity Bank received approval from the FDIC to initiate Internet banking operations. On February 22, 2000, these operations began from Nexity Bank's office in Birmingham, Alabama. Nexity Financial Corporation and Nexity Bank together have 84 employees, 60 of which are located in Birmingham, Alabama.

      Nexity's business focus is to grow assets through an extensive asset generation strategy, offer correspondent banking services to community banks and utilize the Internet to offer attractive traditional deposit products to depositors. The Corporation's management has an extensive banking background in the areas of lending, correspondent banking and fixed income investment services.

      The use of the Internet provides an efficient distribution channel for serving deposit customers across the United States. Nexity uses the Internet to provide certain

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advantages to customers  desiring to purchase  financial products with typically more attractive rates than traditional banking channels and easy access to account and product information. Customers may access the bank on a 24-hour basis seven days per week from any PC, wherever located, by means of a secure Web browser or by ATM, telephone, debit card or U.S. mail.

      During 2002, Nexity Bank established Nexity Financial Services, Inc. headquartered in the Birmingham, Alabama office to offer fixed annuity insurance products to consumers in the states of Alabama, Florida, Georgia, South Carolina, North Carolina, New York, Illinois, California and Tennessee. Nexity Financial Services of Florida, Inc. and Nexity Financial Services of New York, Inc. were also formed to offer these products. Nexity Financial Services, Inc. began offering services to consumers in June 2003. After interest rates decreased during the later part of 2003 and several insurance company providers reduced their efforts in the product, Nexity Financial Services, Inc. staff were re-assigned within the company with one staff member maintaining the licenses and maintaining the minimal number of existing accounts. In the event interest rates increase and the fixed annuity product is an attractive product to be offered to consumers, Nexity Financial Services, Inc. will devote resources to actively sell these services.

      The Corporation's long-range objective is to offer a broad range of banking and financial service products through the Internet and alternative delivery channels. Customer convenience and operating efficiency are two key components of the Corporation's strategy.

      Customers may access Nexity Bank through any Internet service provider by means of an acceptable secure Web browser. Customers may review account activity, enter transactions into an on-line account register, pay bills electronically and print bank statement reports, all on a real-time basis.

Supervision And Regulation

      General. Nexity is a bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended ("BHC Act"). As such, Nexity Financial Corporation and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

      The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

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

   o Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

   o  Acquiring all or substantially all of the assets of any bank; or

   o  Merging or consolidating with any other bank holding company.

      Additionally,  the Bank  Holding  Company  Act  provides  that the Federal
Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Change in Bank Control

      Subject to various exceptions, the Bank Holding Company Act and the Federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

   o The bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

   o No other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934 as a result of this Form 10. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities.

      The Gramm-Leach-Bliley Act of 1999 amends the Bank Holding Company Act and expands the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

   o  Financial in nature;

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

   o  Incidental to a financial activity; or

   o Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

   o  Lending, trust and other banking activities;

   o Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

   o  Providing financial, investment, or advisory services;

   o Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

   o  Underwriting, dealing in or making a market in securities;

   o Activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

   o Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

   o  Merchant banking through securities or insurance affiliates; and

   o  Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the Bank Holding Company and Gramm-Leach-Bliley Acts, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

      To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate in the future, we may seek to become a financial holding company.

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

      Under the Bank Holding Company Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve had found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

   o  Acquiring or servicing loans;

   o  Leasing personal property;

   o  Conducting discount securities brokerage activities;

   o  Performing selected data processing services;

   o Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

   o  Performing selected insurance underwriting activities.

      Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

FDIC Insurance

      The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds.

      The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

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

Capital Adequacy

      Both Nexity Financial Corporation and Nexity Bank are required to comply with the capital adequacy standards established by the Federal Reserve Bank, the FDIC and the State Banking Department of Alabama. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Nexity Bank is also subject to risk-based and leverage capital requirements adopted by the State Banking Department of Alabama and the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital.

      In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing high internal growth, as is our case, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company's Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

      Information  concerning  our  regulatory  ratios at  December  31, 2004 is included in the "Notes to the Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Nexity Financial Corporation and Nexity Bank were classified as "well capitalized" at December 31, 2004.

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

Prompt Corrective Action

      The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. As of December 31, 2004, we believe Nexity Financial Corporation and Nexity Bank would be considered "well capitalized" by its primary regulator.

Restrictions on Transactions with Affiliates

      Both Nexity Financial Corporation and Nexity Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

   o  A bank's loans or extensions of credit to affiliates;

   o  A bank's investment in affiliates;

   o Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

   o  The   amount  of  loans  or   extensions   of  credit  to  third   parties
      collateralized by the securities or obligations of affiliates; and

   o A bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

      The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Nexity Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

      Nexity Financial Corporation and Nexity Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

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

      Nexity Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

      The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the FDIC and/or the Federal Reserve shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Nexity Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements. Nexity Bank received a "satisfactory" CRA rating from the FDIC at its last examination.

Privacy

      Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. Nexity Bank has established a privacy policy to ensure compliance with federal requirements and is posted on its website, www.nexitybank.com.

Other Consumer Laws and Regulations

      Interest and other charges collected or contracted for by Nexity Bank are subject to state usury laws and federal laws concerning interest rates. Nexity Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

   o Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

   o Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether

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

      a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

   o Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

   o Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

   o Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

   o Bank Secrecy Act, governing how banks and other firms report certain currency transactions which may involve "money laundering" activities;

   o Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

   o Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

Nexity Bank's deposit operations are subject to the:

   o Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

   o Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

   On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers.

   In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. Nexity Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

   New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

   Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve's statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Risk Factors

Our business is subject to a number of risks. Many of these risks are summarized below, but there may be other risks of which we are unaware or risks that may arise that could affect our business.

The success of our business is highly dependent on continued growth of online commerce.

      The  Internet  may  not  be  accepted  as a  long-term  viable  commercial marketplace for a number of reasons, including potentially inadequate maintenance of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience growth in the number of users, its frequency of use or an increase in its bandwidth requirements, there can be no assurance that the infrastructure for the Internet will be able to support the demands placed upon it. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and the Corporation in particular. If use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, or if the Internet does not continue to be a viable commercial marketplace, the Corporation's business, operating results and financial condition could be materially adversely affected.

Our deposit customers are likely to be sensitive to price fluctuations for products and may have limited loyalty to the Corporation.

      The market for Internet banking is evolving. Therefore, we are unable to predict whether customers will continue to use the Internet. Attractive rates offered by Nexity Bank may attract a segment of short-term depositors who could close their accounts in pursuit of higher rates elsewhere. We expect that some customer attrition will occur especially within the first few months after a new customer begins to use the bank's services. We believe that customers who experience difficulty in accessing our bank or in conducting transactions early in their relationship with the bank could terminate their relationship. In addition, one aspect of the current Internet banking business is that while many customers use an Internet bank for interest bearing deposit accounts, they are sometimes reluctant to utilize an Internet bank for other banking services such as loans. Customer attrition, or reluctance of customers to utilize the full range of services offered by Nexity Bank in a totally online environment, could have a material adverse effect on our business, operating results and financial condition.

We could sustain losses if the quality of our loan portfolio deteriorates.

      If the quality of our loan portfolio deteriorates due to economic downturns or our inaccurate assessment of borrower creditworthiness, our interest income and net interest margin could decrease and our loan loss provision could increase. This could result in losses that materially adversely affect our business, financial condition, results of operations and cash flows. A particular risk associated with Internet banking generally is the absence of personal contact with customers, which may make it more difficult to verify the creditworthiness of customers and collateral, especially with out-of-area borrowers.

Our operations could be interrupted if our third-party service providers experience difficulty or terminate their services.

      We outsource certain operational functions to third parties. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with another service provider, our operations could be adversely affected. We depend significantly, and will continue to depend, on a number of relationships with third-party service providers.

Failure to implement our business strategy or to manage our growth effectively may adversely affect our financial performance.

      Our business strategy is dependent upon our ability to offer secure, convenient, cost-effective and comprehensive financial services on the Internet and to community banks throughout the southeastern United States. The growth and expansion of our business model may place significant demands on our management, operational and financial resources. Successful implementation of our business strategy will require continued growth of the Internet banking market and correspondent services market and will depend on our ability to: (i) increase significantly the number of customers using the Internet for their financial service requirements; (ii) implement and grow the earning asset strategy; (iii) develop new strategic alliances for products and services; (iv) implement and improve the bank's operational, financial and management information systems; and (v) hire and train qualified personnel.

Failure to introduce new products and services successfully may cause us to lose market share.

      Our success will depend in part upon our ability to offer new products and provide new financial services that meet changing customer requirements. Nexity Bank offers interest-bearing checking accounts, money market accounts, certificates of deposit and provides ATM, direct deposit, online monthly statement, on-line transfer, wire transfer, bank e-mail and electronic bill payment and debit card and loan services. There can be no assurance that there will be widespread and continued consumer acceptance of banking systems such as those offered by Nexity Bank.

We are subject to a variety of laws, many of which may be unclear in their application to Internet operations.

      Nexity Bank must comply with both state and federal law as it conducts banking business over the Internet. As an institution conducting business on a multi-state basis, Nexity Bank must comply with the individual laws and regulations of each host state. These laws may include various state licensing and registration requirements that are generally applicable to banks as well as state laws and regulations that specifically govern electronic commerce. Compliance with electronic commerce laws may present a particular challenge as these laws are still being developed in many states. In addition to these state laws and regulations, Congress has considered the adoption of laws that may apply to commerce over the Internet, and, thus, future federal law and regulations also may significantly affect the way Nexity Bank conducts business.

Our success is dependent in part on our ability to keep pace with rapid technological change.

      The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Corporation's existing technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of such technology entails significant technical and business risks. There can be no assurance that we will successfully use new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If the Corporation is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, its business, operating results and financial condition could be materially adversely affected.

Our operations could be interrupted if our network or computer systems fail or experience a security breach.

      The computer systems and network infrastructure being utilized by the Corporation could be vulnerable to unforeseen problems. The Corporation's operations in the Internet banking and correspondent banking markets are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. While we believe appropriate precautions have been taken, any damage or failure that causes an interruption in the Corporation's operations could have a material adverse effect on the Corporation's business, operating results and financial condition, and problems in this area could result in a loss of customers.

      In addition, the Corporation's operations are dependent upon its ability to protect the computer systems and network infrastructure utilized by the Corporation against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to the Corporation and deter potential customers. Depositors' funds in Nexity Bank are, however, insured by the Federal Deposit Insurance Corporation to a maximum of $100,000 per depositor. Although management has implemented security technology and established operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. A failure of such security measures could have a material adverse effect on the Corporation's business, operating results and financial condition.

      The Corporation is also a part of a developing and rapidly evolving market for Internet and Web-based electronic banking. Market acceptance of Internet banking is substantially dependent upon the adoption of the Internet for general commerce and financial services transactions. If another provider of financial services through the Internet were to suffer damage from a physical break-in, security breach or other disruptive problem caused by the Internet or other users, such event could harm the continued growth and acceptance among the public of the Internet for financial services transactions. Such an event could deter potential customers of the Corporation or cause customers to leave the Corporation and thereby have a material adverse effect on the Corporation's business, operating results and financial condition.

We do not plan to pay dividends for the foreseeable future.

      The Corporation does not intend to pay cash dividends in the foreseeable future, and any earnings are expected to be retained for use in developing and expanding our business.

Antitakeover provisions of the Corporation's certificate of incorporation and bylaws may increase the control by current directors in a way that you do not favor.

      Certain provisions of the Corporation's certificate of incorporation and bylaws may be deemed to have the effect of making more difficult an acquisition of control of the Corporation in a transaction not approved by the Corporation's board of directors. These provisions include the ability of the board of directors to issue shares of preferred stock in one or more series without further authorization of the Corporation's shareholders, and provisions requiring a classified board of directors.

      The Corporation's certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by its board of directors. Accordingly, the Corporation's board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Corporation. Although management has no current intention to issue any shares of preferred stock, the Corporation may issue such shares in the future.

      The certificate of incorporation also provides that the board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of the Corporation's shareholders to prevent the removal of a director sought to be removed by a majority of the shareholders and may tend to enhance management's ability to retain control over the Corporation's affairs and to preserve the director's present position on the board.

      Shareholders of the Corporation may not act by written consent or call special meetings of shareholders.

There is no public trading market for our stock.

      There is no public trading market for the Corporation's common stock. If any market develops in the future, the trading price of the common stock could be subject to significant fluctuations in response to quarterly variations in the Corporation's actual or anticipated operating results, changes in general market conditions and other factors.

Competition

      The market for electronic banking is rapidly evolving and has few proven competitors. With the expected continued development of the Internet as an avenue for providing financial services, we expect competition to intensify. Because of the diverse and changing competitive marketplace in the financial services industry and for Internet-related products and services, there can be no assurance that we have identified or considered all possible present and future competitors. Many of the Corporation's competitors have substantially greater financial resources than the Corporation.

      At the present time, there are several banks, which have been established as "Internet banks." These banks and others provide direct and significant competition for Nexity Bank. Other traditional banks are offering Internet banking services as an alternate service to their customers and all of these banks will continue to compete with Nexity Bank. Most of these competitors are larger and have greater financial and other resources than the Corporation. However, few have married the Internet deposit gathering funding with correspondent bank asset growth and non-interest fee income.

      We believe that the Corporation's competitive advantage is based primarily on price, simplicity, customer service and convenience. The growth of the
Internet, our extended seven-day a week call center customer support infrastructure and the lower cost operational infrastructure may provide the Corporation with an advantage over its competitors. The employee base of Nexity Financial Corporation and Nexity Bank are the main differentiation factors for competitive purposes. The staff is motivated to provide quality service through frequent departmental training, quarterly bank-wide meetings detailing new products/services and personal financial incentive programs on an annual basis and throughout the year.

Available Information

      Nexity maintains a website at www.nexitybank.com. Nexity will make financial reports available as the reports are filed and distributed to the SEC pursuant to Section 13 (a) of the Exchange Act. These documents will be made available on Nexity's website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning Nexity at the following address:

                           ATTENTION: Investor Relations
                           Nexity Financial Corporation
                           3500 Blue Lake Drive, Suite 330
                           Birmingham, Alabama 35243
                           (205) 298-6391

Item 2. Financial Information

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

      The discussion and tabular data presented below analyze major factors and trends regarding the financial condition and results of operations of Nexity Financial Corporation (the "Corporation") and its principal subsidiary, Nexity Bank (the "Bank") for each of the three years in the period ended December 31, 2004.

      The following discussion and analysis should be read in conjunction with the financial information and the Consolidated Financial Statements of the Corporation (including the notes thereto) contained elsewhere in this document. To the extent that any statement below (or elsewhere in this document) is not a statement of historical fact and could be considered a forward- looking statement, actual results could differ materially from those in the forward-looking statement.

Critical Accounting Policies and Estimates

      The Corporation's accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in the Corporation's consolidated financial statements.

      Management's determination of the adequacy of the allowance for loan losses, which is based on the factors and risk identification procedures discussed in the following pages, requires the use of judgments and estimates that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance, or the availability of new information, could cause the allowance for loan losses to be increased or decreased in future periods. Bank regulatory agencies, as part of their examination process, may also require that additions be made to the allowance for loan losses based on their judgments and estimates.

      Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax asset. Management believes that the bank subsidiary will generate sufficient operating earnings to realize the deferred tax benefits. The
Corporation's 1999 to 2003 consolidated income tax returns are open for examination. Examination of the Corporation's income tax returns or changes in tax law may impact its tax liabilities and resulting provisions for income taxes.

Overview

      The Corporation has experienced tremendous growth from its inception through December 31, 2004. This rapid growth has materially impacted the Corporation's financial condition and results of operations. For the year ended December 31, 2004, the Corporation reported net income of $5.4 million, up 15.0% from $4.7 million reported for 2003. Net income per basic share for the year ended December 31, 2004 was $0.19, up from $0.17 per basic share for 2003. Net income per diluted share improved 12.5% from 2003 to 2004. Net income was higher primarily because of a 13.4% increase in net interest income and a 53.4% increase in noninterest income.

      The Corporation's net interest income increased to $16.4 million in 2004 from $14.5 million in 2003. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003.

      The provision for loan losses decreased $10,000 in 2004 compared to 2003. This decrease was primarily due to lower net charge-offs in 2004 compared to 2003, and improving credit quality trends.

      Noninterest income increased 53.4% in 2004 compared to 2003, mostly due to higher brokerage and investment services income.

      For the year ended December 31, 2004, noninterest expense was up 10.3% from the same period in 2003, mostly due to higher spending for salaries and employee benefits. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

      Total assets were $610.8 million at December 31, 2004, up 16.8% from $522.7 million at December 31, 2003. Loans were $387.5 million at December 31, 2004, up 19.6% from $324.1 million at December 31, 2003. Loans grew $8.7 million or 2.8% in 2003 from $315.4 million at December 31, 2002.

      At December 31, 2004, nonperforming assets as a percent of total loans and other real estate owned increased to 0.49% from 0.27% at December 31, 2003.
Nonperforming assets were higher due to one construction loan placed on nonaccrual status. Net charge-offs as a percent of average loans decreased to 0.09% from 0.29% in 2003. The net charge-off ratio has declined significantly over the last three years.

      Deposits grew to $456.7 million at December 31, 2004, mostly fueled by growth in CD's. Long-term debt was $95 million at December 31, 2004 compared to $86.8 million at December 31, 2003.

      On May 27, 2004, Nexity Capital Trust II, a Delaware statutory trust established by the Corporation, issued $12,372,000 in subordinated debt with a floating rate of 3-month LIBOR plus 280 basis points (2.80%), which is set each quarter, and matures July 23, 2034. Pursuant to regulatory guidelines, $12,000,000 is classified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, the Corporation and the Bank were considered "well-capitalized" pursuant to banking regulations.

Results of Operations

      The primary factors affecting the increase in net income for 2004 were a $1.9 million or 13.4% increase in net interest income, a $593,208 or 53.4% increase in noninterest income and a slight decrease in the provision for loan losses. These favorable changes were partially offset by a $1.1 million or 10.3% increase in noninterest expense, and moving from a tax benefit status to tax expense status.

      Return on average assets and return on average stockholders' equity are key measures of earnings performance. Return on average assets improved from 0.95% in 2003 to 0.96% in 2004. Return on average stockholders' equity increased from 16.1% in 2003 to 16.4% in 2004.

      Table 1 provides a summary of the statement of income, balance sheet, and selected ratios for the five years ended December 31, 2004. A more detailed analysis of each component of the Corporation's net income is included under the appropriate captions, which follow.

Table 1
-------

Nexity Financial Corporation and Subsidiaries
Selected Financial Data

                                                                            Years ended December 31,
                                                      2004            2003            2002            2001             2000
                                                  ------------   -------------    ------------   -------------    -------------
Summary of Operating Results
----------------------------
Interest income                                   $ 28,612,182   $  25,667,198    $ 24,170,160   $  23,242,629    $  12,692,597
Interest expense                                    12,166,829      11,169,458      12,217,437      13,881,804        7,608,350
                                                  ------------   -------------    ------------   -------------    -------------

Net interest income                                 16,445,353      14,497,740      11,952,723       9,360,825        5,084,247
Provision for loan losses                            1,115,000       1,125,000       1,785,000       2,639,000        1,867,500
                                                  ------------   -------------    ------------   -------------    -------------

Net interest income after provision
  for loan losses                                   15,330,353      13,372,740      10,167,723       6,721,825        3,216,747
Noninterest income                                   1,704,334       1,111,126         561,002       1,326,940          338,905
Noninterest expense                                 11,386,035      10,322,234       9,451,885       9,364,820        8,985,376
                                                  ------------   -------------    ------------   -------------    -------------
Income (loss) before income taxes                    5,648,652       4,161,632       1,276,840      (1,316,055)      (5,429,724)
Provision (benefit) for income taxes                   273,646        (514,310)         70,110          14,266           37,600
                                                  ------------   -------------    ------------   -------------    -------------

Net income (loss)                                 $  5,375,006   $   4,675,942    $  1,206,730   $  (1,330,321)   $  (5,467,324)
                                                  ============   =============    ============   =============    =============

Net income (loss) per share - basic               $       0.19   $        0.17    $       0.04   $       (0.05)   $       (0.21)
Net income (loss) per share - diluted             $       0.18   $        0.16    $       0.04   $       (0.05)   $       (0.21)
Average common shares outstanding - basic           27,764,246      27,738,073      27,516,233      27,397,852       26,213,887
Average common shares outstanding - diluted         30,006,279      29,976,951      29,980,939      27,397,852       26,213,887

Selected Year-End Balance Sheet Data
------------------------------------
Total assets                                      $610,765,668   $ 522,679,049    $458,767,322   $ 350,507,468    $ 239,499,592
Interest-earning assets                            601,671,293     518,111,286     454,823,005     345,721,208      228,801,026
Investment securities                              200,658,859     176,012,083     132,064,044      64,357,000       93,845,194
Loans - net of unearned income                     387,503,339     324,059,297     315,360,133     280,189,703      131,567,695
Deposits                                           456,691,342     388,255,217     357,928,631     293,206,092      205,273,259
Noninterest-bearing deposits                         3,319,315       1,724,487       4,997,969       1,813,855        1,500,578
Interest-bearing deposits                          453,372,027     386,530,730     352,930,662     291,392,237      203,772,681
Interest-bearing liabilities                       568,008,027     487,580,730     423,980,662     320,442,237      208,772,681
Long-term borrowings                                95,000,000      86,750,000      61,750,000      21,750,000        5,000,000
Stockholders' equity                                35,558,306      30,582,669      26,439,688      24,476,834       25,751,423

Selected Ratios
---------------
Return on average assets                                  0.96%           0.95%           0.31%          (0.43)%          (3.66)
Return on average stockholders' equity                   16.40           16.10            4.87           (5.32)          (24.86)
Net yield on average interest-earning
  assets (tax equivalent)                                 2.97            2.98            3.07            3.09             3.59
Average loans to average deposits                        83.09           81.79           90.97           82.24            54.26
Loans to interest-earning assets                         64.40           62.55           69.34           81.04            57.50
Noninterest-bearing deposits to total deposits            0.73            0.44            1.40            0.62             0.73
Net loan losses to average loans                          0.09            0.29            0.45            0.51             0.23
Nonperforming assets to total loans                       0.49            0.27            0.33            0.24             0.07
Allowance for loan losses to loans                        1.27            1.27            1.23            1.22             1.42
Allowance for loan losses to nonperforming loans        271.15        1,365.09          574.93          507.56         2,015.03
Average stockholders' equity to average assets            5.83            5.92            6.30            8.12            14.72
Tier 1 risk-based capital ratio                           9.66            9.84            9.09            9.26            14.14
Total risk-based capital ratio                           10.74           10.89           10.43           10.33            15.28
Tier 1 leverage ratio                                     7.62            7.45            7.60            8.70             9.60
Efficiency ratio                                         63.46           67.74           76.45           97.02           166.37
Dividend payout ratio                                     0.00            0.00            0.00            0.00             0.00

Net Interest Income

         Net interest income, the major component of the Corporation's income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. Table 2, Comparative Average Balance Sheets - Yields and Costs, compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three years ended December 31, 2004.

Table 2
-------

Comparative Average Balance Sheets - Yields and Costs

                                                         2004                                  2003
                                          ----------------------------------   -----------------------------------
                                            Average       Revenue/    Yield/     Average       Revenue/    Yield/
                                            Balance       Expense      Rate      Balance       Expense      Rate
                                          ------------  ------------  ------   ------------  ------------  ------
Interest-earning assets:
  Loans (1)                               $347,935,675  $ 19,819,683    5.70%  $302,651,532  $ 17,767,432    5.87%
  Investment securities, taxable (2)       186,312,794     8,488,963    4.56    160,977,841     7,537,598    4.68
  Interest-bearing balances
    due from banks                           5,449,854       104,870    1.92     13,035,168       240,908    1.85
  Trading securities                           157,779        11,262    7.14        171,809         7,894    4.59
  Federal funds sold and securities
    purchased under agreements to resell    12,965,748       187,404    1.45     10,241,812       113,366    1.11
                                          ----------------------------------   ----------------------------------
Total interest-earning assets              552,821,850    28,612,182    5.18%   487,078,162    25,667,198    5.27%
                                          ----------------------------------   ----------------------------------
Noninterest-earning assets:

  Cash and due from banks                    2,503,588                            1,815,878
  Premises and equipment                       889,923                            1,171,672
  Other, less allowance for loan losses      6,118,064                              545,369
                                          ------------                         ------------
       Total noninterest-earning assets      9,511,575                            3,532,919
                                          ------------                         ------------

TOTAL ASSETS                              $562,333,425                         $490,611,081
                                          ============                         ============


Interest-bearing liabilities:
  Interest-bearing deposits:
    Interest checking                     $  6,452,829  $     59,027    0.91%  $  8,762,866  $     91,798    1.05%
    Savings                                    535,678         6,467    1.21        423,956         5,680    1.34
    Money market                           211,415,498     3,903,701    1.85    216,328,483     4,093,632    1.89
    Time deposits                          197,774,546     4,621,625    2.34    142,321,111     3,751,765    2.64
                                          ----------------------------------   ----------------------------------
  Total interest-bearing deposits          416,178,551     8,590,820    2.06    367,836,416     7,942,875    2.16
  Federal funds purchased and securities
    sold under agreements to repurchase      3,241,081        46,323    1.43        341,774         4,093    1.20
  Long-term debt                            92,168,716     2,795,559    2.99     77,489,726     2,385,490    3.04
  Subordinated debentures                   11,265,213       734,127    6.52      9,300,000       837,000    9.00
                                          ----------------------------------   ----------------------------------
Total interest-bearing liabilities         522,853,561    12,166,829    2.33%   454,967,916    11,169,458    2.45%
                                          ----------------------------------   ----------------------------------

Noninterest-bearing liabilities:
  Demand deposits                            2,584,897                            2,218,319
  Other liabilities                          4,129,707                            4,377,956
                                          ------------                         ------------
Total noninterest-bearing liabilities        6,714,604                            6,596,275
                                          ------------                         ------------
Stockholders' equity                        32,765,260                           29,046,890
                                          ------------                         ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                    $562,333,425                         $490,611,081
                                          ============                         ============

Net interest income                                     $ 16,445,353                         $ 14,497,740
                                                        ============                         ============

Interest income/earning assets                                          5.18%                                5.27%
Interest expense/earning assets                                         2.20                                 2.29
                                                                        ----                                 ----

Net interest income/earning assets                                      2.97%                                2.98%
                                                                        ====                                 ====

                                       20

                                                         2002
                                          ----------------------------------
                                            Average       Revenue/    Yield/
                                            Balance       Expense      Rate
                                          ------------  ------------  ------
Interest-earning assets:
  Loans (1)                               $298,376,496  $ 18,977,251    6.36%
  Investment securities, taxable (2)        78,971,445     4,981,244    6.31
  Interest-bearing balances
    due from banks                           4,498,051        89,370    1.99
  Trading securities                                 0             0    0.00
  Federal funds sold and securities
    purchased under agreements to resell     7,430,627       122,295    1.65
                                          ----------------------------------
Total interest-earning assets              389,276,619    24,170,160    6.21%
                                          ----------------------------------
Noninterest-earning assets:

  Cash and due from banks                    1,918,693
  Premises and equipment                     1,534,495
  Other, less allowance for loan losses        450,188
                                          ------------
       Total noninterest-earning assets      3,903,376
                                          ------------

TOTAL ASSETS                              $393,179,995
                                          ============

Interest-bearing liabilities:
  Interest-bearing deposits:
    Interest checking                     $  4,123,755  $     70,817    1.72%
    Savings                                    320,817         5,982    1.86
    Money market                           169,283,301     4,559,724    2.69
    Time deposits                          151,656,083     5,723,583    3.77
                                          ----------------------------------
  Total interest-bearing deposits          325,383,956    10,360,106    3.18
  Federal funds purchased and securities
    sold under agreements to repurchase        334,104         6,396    1.91
  Long-term debt                            27,955,479     1,102,935    3.89
  Subordinated debentures                    8,324,658       748,000    8.99
                                          ----------------------------------
Total interest-bearing liabilities         361,998,197    12,217,437    3.37%
                                          ----------------------------------

Noninterest-bearing liabilities:
  Demand deposits                            2,862,941
  Other liabilities                          3,533,738
                                          ------------
Total noninterest-bearing liabilities        6,396,679
                                          ------------
Stockholders' equity                        24,785,119
                                          ------------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                    $393,179,995
                                          ============

Net interest income                                     $ 11,952,723
                                                        ============

Interest income/earning assets                                          6.21%
Interest expense/earning assets                                         3.14
                                                                        ----

Net interest income/earning assets                                      3.07%
                                                                        ====

(1) Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.

(2) The weighted average yieds on securities are calculated on the basis of the yield to maturity based on the book value of each security.

      Net interest income on a tax equivalent basis increased $1.9 million or 13.4% from $14.5 million in 2003 to $16.4 million in 2004. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Net interest income on a tax equivalent basis was $12.0 million in 2002, which resulted in a net interest margin of 3.07%.

      Interest income on a tax equivalent basis increased $2.9 million or 11.5% in 2004 due to increased volume of earning assets since the yield on earning assets decreased to 5.18% in 2004 from 5.27% in 2003. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $45.3 million or 15.0%. Average investment securities increased $25.3 million or 15.7%. The yield on earning assets decreased 9 basis points in 2004 because the yields on loans and investment securities were lower. The yield on earning assets for the year ended December 31, 2002 was 6.21%.

      During 2004, loans, which are typically the Corporation's highest yielding earning asset, increased as a percentage of earning assets. Average loans were 62.9% of average earning assets in 2004 versus 62.1% in 2003. The yield on loans decreased 17 basis points from 5.87% in 2003 to 5.70% in 2004 largely due to lower loan rates during 2004. The yield on loans for 2002 was 6.36%. The yield on investment securities decreased from 4.68% in 2003 to 4.56% in 2004 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 34 basis points from 1.11% in 2003 to 1.45% in 2004. The yield on interest-bearing deposits with banks increased 7 basis points from 1.85% in 2003 to 1.92% in 2004.

      The cost of funding sources increased $997,371 or 8.9% in 2004 primarily due to the increased volume of interest-bearing liabilities since the cost of interest bearing liabilities decreased to 2.33% in 2004 from 2.45% in 2003. Average interest-bearing liabilities increased $67.9 million or 14.9% in 2004 compared to $93.0 million or 25.7% in 2003. Interest-bearing deposits were up $48.3 million or 13.1%, primarily driven by growth in time deposits. Average long-term debt increased $14.7 million in 2004 from $77.5 million in 2003 to $92.2 million. The average rate paid on interest-bearing liabilities decreased 12 basis points from 2.45% in 2003 to 2.33% in 2004, primarily due to the decreased interest rate environment. The average rate paid on interest-bearing liabilities was 3.37% in 2002. Average long-term debt was 17.6% of interest-bearing liabilities in 2004 versus 17.0% in 2003. Interest-bearing liabilities increased as a percentage of average earning assets to 94.6% in 2004 from 93.4% in 2003.

      The Federal Reserve increased the federal funds target rate by 25 basis points on December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

      The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in 2004 to 5.4% from 6.6% in 2003, which adversely affected the net interest margin by 3 basis points. Table 3, the Analysis of Net Interest Income Changes, shows the impact of balance sheet changes, which occurred during 2004, and the changes in interest rate levels.

Table 3
-------

Analysis of Net Interest Income Changes

                                                    2004 compared to 2003                      2003 compared to 2002
                                           ----------------------------------------------------------------------------------
                                            Change in     Change in                   Change in     Change in
                                            Volume (1)       Rate          Total      Volume (1)       Rate          Total
                                            ---------------------------------------------------------------------------------
Interest income:
  Loans (2)                                 $ 2,592,609   $  (540,358)  $ 2,052,251   $   268,615   $(1,478,434)  $(1,209,819)
  Investment securities, taxable              1,159,003      (207,638)      951,365     4,104,821    (1,548,467)    2,556,354
  Interest-bearing balances due from banks     (145,580)        9,542      (136,038)      158,198        (6,660)      151,538
  Trading securities                               (691)        4,059         3,368         7,894             0         7,894
  Federal funds sold and securities
    purchased under agreements to resell         34,440        39,598        74,038        38,146       (47,075)       (8,929)
                                            ---------------------------------------------------------------------------------

      Total interest-earning assets         $ 3,639,781   $  (694,797)  $ 2,944,984   $ 4,577,674   $(3,080,636)  $ 1,497,038
                                            ---------------------------------------------------------------------------------

Interest expense:
  Interest checking                         $   (22,128)  $   (10,643)  $   (32,771)  $    56,596   $   (35,615)  $    20,981
  Savings                                         1,389          (632)          787         1,635        (1,937)         (302)
  Money market                                  (91,879)      (98,052)     (189,931)    1,085,120    (1,551,212)     (466,092)
  Time deposits                               1,333,297      (463,437)      869,860      (334,298)   (1,637,520)   (1,971,818)
  Federal funds purchased and securities
   sold under agreements to repurchase           41,288           942        42,230           144        (2,447)       (2,303)
  Long-term debt                                445,708       (35,639)      410,069     1,572,264      (289,709)    1,282,555
  Subordinated debentures                       155,704      (258,577)     (102,873)       87,779         1,221        89,000
                                            ---------------------------------------------------------------------------------

      Total interest-bearing
        liabilities                           1,863,379      (866,008)      997,371     2,469,240    (3,517,219)   (1,047,979)
                                            ---------------------------------------------------------------------------------

      Net interest income                   $ 1,776,402   $   171,211   $ 1,947,613   $ 2,108,434   $   436,583   $ 2,545,017
                                            =================================================================================

(1) Volume-rate changes have been allocated to each category based on the percentage of the total change.

(2) Balances of nonaccrual loans and related income recognized have been included for computational purposes.

Provision of Loan Losses

      The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $1,115,000, $1,125,000, and $1,785,000 in 2004, 2003, and
2002, respectively. The decrease in the provision for loan losses in 2004 and 2003 was primarily due to decreased net charge-offs in both years.

      Net loan charge-offs were $305,807, or 0.09% of average loans in 2004 compared to $890,246, or 0.29% of average loans in 2003 and $1,333,218 or 0.45% of average loans in 2002. The allowance for loan losses totaled 1.27% of loans as of December 31, 2004, and 2003 compared to 1.23% in 2002. See "Loans," "Nonperforming Assets," and "Allowance for Loan Losses."

Noninterest Income

      Noninterest income for the Corporation consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As the Corporation matures, noninterest income will become a more important contributing factor to the Corporation's overall profitability. Noninterest income increased $593,208 or 53.4% and totaled $1.7 million in 2004 compared to $1.1 million in 2003 and $561,002 in 2002.

      The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through the Corporation's correspondent banking services, which began operations in 2002. The bulk of the fees generated are through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CD's and trust preferred securities offerings for these same customers. Brokerage and investment services income was $877,365 in 2004 compared to $345,802 in 2003 and $32,205 in 2002.

      Commissions and fees include revenues from debit card services and loan participation fees. The slight decrease in commissions and fees in 2004 compared to 2003 is due to slightly lower loan participation fee income and wire transfer fee income. The slight increase in commissions and fees in 2003 compared to 2002 is primarily due to higher loan participation fee income.

      Gains on sales of investment securities were down in 2004 compared to 2003 and 2002. The net gains in all 3 years resulted primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for anticipated loan demand.

      Service charges on deposit accounts were higher in 2004 compared to 2003 and 2002 due to higher correspondent banking analysis service charges.

      Other operating income is higher in 2004 compared to 2003 and 2002 due to $169,554 in earnings on cash surrender value life insurance. The Corporation purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

      Noninterest expense increased $1.1 million or 10.3% and totaled $11.4 million in 2004 compared with $10.3 million in 2003. In 2003, noninterest expense increased $870,349 or 9.2% from $9.5 million in 2002. Noninterest expense was higher primarily due to higher salaries and employee benefits.

      Salaries and employee benefits, the largest component of noninterest expense, totaled $6.6 million in 2004, $5.7 million in 2003, and $5.2 million in 2002. The increases during 2004 and 2003 were primarily due to investment in new personnel and increased incentive pay as the Corporation's performance improved. At the end of 2004, the Corporation employed 77.5 full time equivalent employees, compared to 69.5 at the end of 2003 and 64.5 at the end of 2002. Merit increases also contributed to this increase.

      Net occupancy expense and equipment expense increased slightly during 2004, largely due to opening additional correspondent lending offices in Florida and Texas. Net occupancy expense increased 11.2% in 2003 mostly due to the expansion of our Birmingham office. Equipment expense decreased in 2003 largely due to decreased depreciation expense.

      Other operating expense increased 3.6% in 2004 primarily due to increased spending related to the expansion of our correspondent banking business including marketing efforts and professional fees. Other operating expense increased 10.9% in 2003 primarily due to spending related to technology including data communications and software licenses and maintenance contracts.
Note 13 to the consolidated financial statements presents a comparison of other operating expense by category.

      The Corporation's overhead efficiency ratio was 63.5% in 2004 compared to 67.7% in 2003 and 76.5% in 2002. The efficiency ratio measures the amount of expense incurred to generate a dollar of revenue. Management anticipates further improvement in this ratio as the Corporation matures.

Income Taxes

      The Corporation and its subsidiaries file a consolidated federal income tax return. The Corporation accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, the Corporation's deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

      From time to time the Corporation engages in business plans that may also have an effect on its tax liabilities. If the tax effects of a plan are significant, the Corporation's practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. The Corporation has obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of the Corporation's income tax returns or changes in tax law may impact the tax benefits of these plans.

      Total income tax expense included in the Consolidated Statements of Income was $273,646 in 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. The Corporation had an income tax benefit of $514,310 in 2003 and income tax expense of $70,110 in 2002. The Corporation's effective income tax rates were 4.8% for 2004, (12.4%) for 2003 and 5.5% for 2002. The effective tax rate increased in 2004 compared to 2003 primarily due to higher levels of income before taxes since the Corporation realized loss carryforwards in each period. The Corporation has realized substantially all of its loss carryforwards from previous years and expects its tax expense to more closely reflect federal and state income tax rates going forward.

      The Corporation's federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, the Corporation is subject to challenges from governmental authorities regarding amounts of taxes due. The Corporation believes adequate provision for income taxes has been recorded for all years open for review.

      Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. In 2004, the Corporation had a net operating loss carryforward for state tax purposes of $6,227,433. In 2003, the Corporation had both federal and state net operating loss carry-forwards from previous years. The Corporation's valuation allowances were $267,157 at December 31, 2004, compared with $2,013,405 at December 31, 2003. The valuation allowance decreased in 2004 compared to 2003 primarily due to the fact that the Corporation realized all of its federal loss carry-forwards from previous years and was uncertain whether it would be able to realize the benefits related to the remaining portion of state net operating loss carry-forwards.

      For further information concerning income tax expense, refer to Note 9 of the Consolidated Financial Statements.

Table 4
-------

Sources and Uses of Funds
(Average balances)

                                             2004                    2003                    2002
                                    ---------------------   ---------------------   ---------------------
                                       Amount     Percent      Amount     Percent      Amount     Percent
                                    ---------------------   ---------------------   ---------------------
Composition of Sources:
  Demand deposits                   $  2,584,897      0.5%  $  2,218,319      0.5%  $  2,862,941      0.7%
  Interest checking                    6,452,829      1.1      8,762,866      1.8      4,123,755      1.0
  Savings                                535,678      0.1        423,956      0.1        320,817      0.1
  Money market                       211,415,498     37.6    216,328,483     44.1    169,283,301     43.1
  Time deposits                      197,774,546     35.2    142,321,111     29.0    151,656,083     38.6
  Short-term borrowings                3,241,081      0.6        341,774      0.1        334,104      0.1
  Long-term borrowings                92,168,716     16.4     77,489,726     15.8     27,955,479      7.1
  Subordinated debentures             11,265,213      2.0      9,300,000      1.9      8,324,658      2.1
  Other liabilities                    4,129,707      0.7      4,377,956      0.9      3,533,738      0.9
  Stockholders' equity                32,765,260      5.8     29,046,890      5.9     24,785,119      6.3
                                    ---------------------   ---------------------   ---------------------

     Total sources                  $562,333,425    100.0%  $490,611,081    100.0%  $393,179,995    100.0%
                                    =====================   =====================   =====================

Composition of Uses:
  Loans                             $347,935,675     61.9%  $302,651,532     61.7%  $298,376,496     75.9%
  Investment securities              186,312,794     33.1    160,977,841     32.8     78,971,445     20.1
  Other interest-earning assets       18,573,381      3.3     23,448,789      4.8     11,928,678      3.0
                                    ---------------------   ---------------------   ---------------------

  Total interest-earning assets      552,821,850     98.3    487,078,162     99.3    389,276,619     99.0
  Noninterest-earning assets           9,511,575      1.7      3,532,919      0.7      3,903,376      1.0
                                    ---------------------   ---------------------   ---------------------

     Total uses                     $562,333,425    100.0%  $490,611,081    100.0%  $393,179,995    100.0%
                                    =====================   =====================   =====================
                                             2001                    2000
                                    ---------------------   ---------------------
                                       Amount     Percent      Amount     Percent
                                    ---------------------   ---------------------
Composition of Sources:
  Demand deposits                   $  2,970,559      0.9%  $  4,681,034     3.1 %
  Interest checking                    3,451,512      1.1      2,558,690     1.7
  Savings                                153,447      0.1      2,494,252     1.7
  Money market                       110,690,047     36.0     54,034,474    36.2
  Time deposits                      144,483,088     46.9     61,638,834    41.2
  Short-term borrowings                1,634,444      0.5        650,801     0.4
  Long-term borrowings                10,950,000      3.5         68,306     0.1
  Subordinated debentures              3,884,468      1.3              0     0.0
  Other liabilities                    4,516,599      1.5      1,308,984     0.9
  Stockholders' equity                25,125,391      8.2     21,993,552    14.7
                                    ---------------------   ---------------------

     Total sources                  $307,859,555    100.0%  $149,428,927   100.0%
                                    =====================   =====================

Composition of Uses:
  Loans                             $215,263,703     69.9%  $ 68,048,049    45.5%
  Investment securities               78,738,848     25.6     63,669,418    42.6
  Other interest-earning assets        8,986,737      2.9      9,814,813     6.6
                                    ---------------------   ---------------------

  Total interest-earning assets      302,989,288     98.4    141,532,280    94.7
  Noninterest-earning assets           4,870,267      1.6      7,896,647     5.3
                                    ---------------------   ---------------------

     Total uses                     $307,859,555    100.0%  $149,428,927   100.0%
                                    =====================   =====================

(1)   Loan balances are stated net of unearned income.

Balance Sheet Review
Investment Securities

      The Corporation uses the investment securities portfolio for several purposes. It serves as a vehicle to generate interest and dividend income from the investment of funds, provide liquidity to meet funding requirements, manage interest rate risk, and provide collateral for public deposits and borrowed money. All investment securities are classified as available-for-sale and are recorded at fair value.

      The Corporation primarily invests in securities of U.S. Government agencies and corporations and mortgage related securities with average lives approximating five years. The amortized cost, fair value, tax equivalent yield, and contractual maturity schedule of debt securities at December 31, 2004 are shown in Table 5. Actual maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

      Investment securities were $200.7 million at December 31, 2004, compared with $176.0 million at December 31, 2003. At December 31, 2004, investment securities represented 32.9% of total assets compared with 33.7% at December 31, 2003. The reason for the slight decline in the mix of investment securities was improved loan demand in 2004. The Corporation had an unrealized gain on investment securities available-for-sale, net of tax, of $343,085 at December 31, 2004, compared to $743,454 at the same time last year. The slight decrease in the unrealized gain was primarily related to the increase in interest rates in 2004.

Table 5
-------

Investment Securities Maturity Schedule
(Dollars in thousands)

                             -------------------------------------
                                                           Tax
                              Amortized      Fair      Equivalent
                                Cost         Value        Yield
                             -------------------------------------

U.S. Government agencies:
  Within one year            $         0  $         0         0.00%
  One to five years               15,991       15,981         4.00
  Five to ten years               39,059       39,336         5.01
  Over ten years                       0            0         0.00
                             -------------------------------------
         Total                    55,050       55,317         4.72
                             -------------------------------------

Mortgage-backed securities:
  Within one year                      0            0         0.00
  One to five years                2,448        2,409         3.52
  Five to ten years                7,269        7,262         3.89
  Over ten years                 121,305      121,414         4.60
                             -------------------------------------
         Total                   131,022      131,085         4.54
                             -------------------------------------

Other debt securities:
  Within one year                      0            0         0.00
  One to five years                    0            0         0.00
  Five to ten years                    0            0         0.00
  Over ten years                   8,000        8,215         6.15
                             -------------------------------------
         Total                     8,000        8,215         6.15
                             -------------------------------------

Equity securities (1)              6,042        6,042         N/A
                             -------------------------------------

Total portfolio              $   200,114  $   200,659         4.66%
                             =====================================

(1) Equity securities have no contractual maturity or yield and accordingly are excluded from the yield calculation.

      Average investment securities excluding the unrealized gain on available-for-sale securities were $186.3 million in 2004, an increase of 15.7% from the $161.0 million in 2003. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in 2004 to 4.56% from 4.68% in 2003. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

      The duration of the debt securities  portfolio  decreased to approximately
3.3 years at December  31,  2004 from  approximately  3.6 years at December  31,
2003.

      The Corporation realized $207,690 in gains from the sale of $6.9 million of available-for-sale securities during 2004. The Corporation realized $371,249 in gains from the sale of $13.0 million of available-for-sale securities during 2003. The Corporation realized $150,625 in gains from the sale of $2.2 million of available-for-sale securities during 2002.

      The Corporation had no investment securities held-to-maturity and recorded at amortized cost at December 31, 2004 and 2003.

Loans

      Loans, the largest component of earning assets, totaled $387.5 million and represented 63.4% of total assets and 84.9% of total deposits at December 31, 2004, compared with $324.1 million and 62.0% of total assets and 83.5% of total deposits at December 31, 2003. In 2004, average loans grew 15.0% to $347.9 million from $302.7 million in 2003. In 2004, the Corporation focused on growth in its market areas, loan quality, and expansion of existing customer relationships.

      The primary strategy for loan generation is buying loan participations from community banks. Community banks sell loan participations primarily due to legal lending limitations, liquidity purposes, and other special needs. The Corporation's correspondent lenders focus primarily on small and medium-sized banks in Georgia, Alabama, Florida, Texas, North Carolina, and South Carolina. The Corporation's lenders have a high level of experience dealing with community banks and analyzing the different types of loans in these market areas.

      Loan policies and procedures provide the overall direction for administration of the loan portfolio. The lending strategy focuses on quality growth in each of the Corporation's market areas. The Corporation's loan underwriting process is intended to ensure that sound and consistent credit decisions are made.

      The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Since the construction and commercial real estate loans are typically over the community bank's legal lending limit, the size of the loan is usually between $1 million and $5 million. The Corporation uses standard underwriting policies and procedures for each loan participation purchased. These loans are geographically dispersed through the Corporation's market areas and are not concentrated in one small geographic region or state. The Corporation attempts to minimize the risk by generally making a significant amount of these type loans only on owner-occupied properties, by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

      The Corporation has established concentration limits on real estate construction loans of 225.0% of total capital and at December 31, 2004, these loans totaled $108.0 million or 214.2% of total capital. The Corporation also has established concentration limits on loans secured by common stock of community banks of 125.0% of total capital and at December 31, 2004, these loans totaled $48.2 million or 95.6% of total capital. This limitation includes loans to stockholders of community banks and not loans made directly to bank holding companies.

      Even though loan policies and procedures may provide the basis for a quality loan portfolio with minimal risk, at times individual borrowers do encounter problems, which result in lower credit quality and higher risk of loss. Additionally, general deterioration of loan quality may result from weaknesses in specific industries or the economy in general. During 2004, the Corporation did not experience credit deterioration attributable to adverse trends in specific markets or changes in the economy.

      The composition of the loan portfolio at December 31 for the last five years is presented in Table 6. Commercial, financial, and agricultural loans increased 22.5% from 2003 and represent 22.3% of gross loans at December 31, 2004. Real estate-construction loans, which were 27.9% of gross loans at December 31, 2004, increased 39.1% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 6.9% from 2003 and represent 36.3% of gross loans at December 31, 2004. Installment loans to individuals, which include residential real estate loans, represent 5.3% of gross loans and increased 39.2% during 2004. The increases of each of the loan categories discussed above are due to improved loan demand in each of the Corporation's primary market areas. Home equity lines of credit increased 23.8% from 2004 and represent 7.6% of gross loans at December 31, 2004. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.5% of gross loans at December 31, 2004, decreased 64.0% compared to the previous year. Lease financing receivables were lower in 2004 because the Corporation discontinued marketing this product due to credit quality concerns with this product line going forward. The Corporation offered briefly during late 2000 and early 2001 an Internet originated small business line of credit product. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet the Corporation's credit quality and profitability standards. At
December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421. Other loans, increased 94.4% from 2003 and represent 0.1% of gross loans at December 31, 2004.

Table 6
-------

Loan Portfolio Composition

                                               2004             2003             2002             2001             2000
                                          -------------    -------------    -------------    -------------    -------------
Commercial, financial, and agricultural   $  86,660,894    $  70,748,448    $  63,465,840    $  53,755,143    $  18,978,662
Real estate - construction                  108,000,807       77,648,068       77,032,373       80,958,305       42,077,419
Real estate - mortgage                      140,520,747      131,512,411      119,593,912       79,815,658       31,672,730
Installment loans to individuals             20,664,146       14,840,957       16,844,788       20,701,947       13,140,639
Home equity lines of credit                  29,501,006       23,838,617       30,063,964       32,648,103       13,872,114
Lease financing receivables                   1,952,843        5,420,936        8,344,864       12,379,530       12,284,139
Other                                           208,147          107,071          220,222          434,814          648,430
                                          -------------    -------------    -------------    -------------    -------------

Gross loans                                 387,508,590      324,116,508      315,565,963      280,693,500      132,674,133

Unearned income                                  (5,251)         (57,211)        (205,830)        (503,797)      (1,106,438)
                                          -------------    -------------    -------------    -------------    -------------

Total loans, net of unearned income       $ 387,503,339    $ 324,059,297    $ 315,360,133    $ 280,189,703    $ 131,567,695
                                          =============    =============    =============    =============    =============

                                               2004             2003             2002             2001             2000
                                          -------------    -------------    -------------    -------------    -------------
Commercial, financial, and agricultural            22.3%            21.8%            20.1%            19.2%            14.3%
Real estate - construction                         27.9             24.0             24.5             28.8             31.7
Real estate - mortgage                             36.3             40.6             37.9             28.4             23.9
Installment loans to individuals                    5.3              4.6              5.3              7.4              9.9
Home equity lines of credit                         7.6              7.3              9.5             11.6             10.5
Lease financing receivables                         0.5              1.7              2.6              4.4              9.2
Other                                               0.1              0.0              0.1              0.2              0.5
                                          -------------    -------------    -------------    -------------    -------------

Gross loans                                       100.0%           100.0%           100.0%           100.0%           100.0%
                                          =============    =============    =============    =============    =============

      Table 7 presents maturities of certain loan classifications based on collateral type at December 31, 2004. The table also provides the breakdown between those loans with a fixed interest rate and those loans with a variable interest rate.

Table 7
-------

Selected Loan Maturities and Interest Rate Sensitivity
(December 31, 2004)

                                            One Year       One to      Over Five
                                            or Less      Five Years      Years         Total
------------------------------------------------------------------------------------------------
Types of loans:
  Commercial, financial and agricultural  $ 13,306,132  $ 40,546,627  $ 32,808,135  $ 86,660,894
  Real estate - construction                59,389,144    46,148,790     2,462,873   108,000,807
  Real estate - mortgage                    41,169,063    88,878,725    10,472,959   140,520,747
  Installment loans to individuals          10,870,374     5,985,311     3,808,461    20,664,146
  Home equity lines of credit                        0        55,499    29,445,507    29,501,006
  Lease financing receivables                1,113,659       833,933             0     1,947,592
  Other loans                                  208,147             0             0       208,147
------------------------------------------------------------------------------------------------

      Total loans                         $126,056,519  $182,448,885  $ 78,997,935  $387,503,339
================================================================================================

Total of loans above with:
  Fixed interest rates                    $ 19,659,893  $ 18,182,985  $  7,441,000  $ 45,283,878
  Variable interest rates                  106,396,626   164,265,900    71,556,935   342,219,461
------------------------------------------------------------------------------------------------

      Total loans                         $126,056,519  $182,448,885  $ 78,997,935  $387,503,339
================================================================================================

---------
(1)   Loan balances include unearned income

      Directors and executive officers of the Corporation are loan and deposit customers and have other transactions with the Corporation in the ordinary course of business. Total loans to these persons (excluding loans which in the aggregate do not exceed $60,000 to any such person) at December 31, 2004 and 2003, were approximately $3.8 and $6.3 million, respectively. During 2004, $181,000 in new loans were made, and repayments totaled $2.7 million. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

Nonperforming Assets

      In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions.

      Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

      In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Corporation measures loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is the Corporation's policy to apply the provisions of SFAS No. 114 to all impaired commercial and commercial real estate loans on a loan-by-loan basis.

      Nonperforming assets consist of nonaccrual loans on which the ultimate collection of the full amount of principal and/or interest is uncertain, restructured loans, loans past due 90 days or more as to principal or interest, and other real estate owned. The Corporation does not have any foreign loans or loans for highly leveraged transactions. A summary of nonperforming assets at December 31 follows:

NONPERFORMING ASSETS
(Balances at December 31,)

                                            2004         2003         2002         2001         2000
                                         --------------------------------------------------------------
Nonaccrual loans                         $1,811,446   $  229,137   $  672,754   $  673,035   $   92,877
Loans past due 90 days or more                    0       71,402            0            0            0
Troubled debt restructurings                      0            0            0            0            0
Other real estate owned                      82,000      580,316      362,000            0            0
                                         --------------------------------------------------------------
Total nonperforming assets               $1,893,446   $  880,855   $1,034,754   $  673,035   $   92,877
                                         ==============================================================

Nonperforming assets to total loans and
  other real estate owned                      0.49%        0.27%        0.33%        0.24%        0.07%

      During 2004, nonperforming assets increased $1,012,591 to $1,893,446, compared with $880,855 reported in 2003. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status. There were no loans past due 90 days or more at December 31, 2004. The nonperforming assets to total loans and other real estate owned ratio was 0.49% in 2004, compared to 0.27% in 2003.


Allowance for Loan Losses

      An analysis of activity in the allowance for loan losses is presented in Table 8. The allowance for loan losses is established and maintained through charges to expense in the form of a provision for loan losses. Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs.

      The Corporation's provision for loan losses is a reflection of actual losses experienced during the year and management's judgment as to the adequacy of the allowance for loan losses. Some of the factors considered by management in determining the amount of the provision and resulting allowance include: (1) detailed reviews of individual loans; (2) gross and net loan charge-offs in the current year; (3) the current level of the allowance in relation to total loans and to historical loss levels; (4) past due and non-accruing loans; (5) collateral values of properties securing loans; (6) the composition of the loan portfolio (types of loans) and risk profiles; and (7) management's analysis of economic conditions and the resulting impact on the Corporation's loan portfolio.

      A coordinated effort is undertaken to identify credit losses in the loan portfolio for management purposes and to establish the loan loss provision and resulting allowance for accounting purposes. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks or possible losses. The primary responsibility for this review rests with the management of the loan origination staff. Their work is supplemented with reviews by the Corporation's internal audit staff and loan review staff. This process provides information that helps in assessing the quality of the portfolio, assists in the prompt identification of problems and potential problems, and aids in deciding if a loan represents a probable loss that should be recognized or a risk for which an allowance should be maintained.

      The Corporation determines its allowance for loan losses in accordance with Statement of Financial Accounting Standards No. 114 (Statement 114) and Statement of Financial Accounting Standards No. 5 (Statement 5). In determining the amount of the allowance for loan losses, management uses information from its ongoing loan review process to stratify the loan portfolio into risk grades. The higher-risk-graded loans in the portfolio are assigned estimated amounts of loss based on several factors, including current and historical loss experience of each higher-risk category, regulatory guidelines for losses in each higher-risk category and management's judgment of economic conditions and the resulting impact on the higher-risk-graded loans.

      At December 31, 2004 and 2003, the Corporation had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003. The vast majority of the Corporation's impaired loans are dependent upon collateral for repayment. For these loans, impairment is measured by evaluating estimated net realizable value of collateral as compared to the current investment in the loan. For all other impaired loans, the Corporation compares the amount of estimated discounted cash flows to the investment in the loan. In the event a particular loan's collateral value or discounted cash flows are not sufficient to support the collection of the investment in the loan, the loan is specifically considered in the determination of the allowance for loan losses or a charge is immediately taken against the allowance for loan losses.

Summary of Loan Loss Experience
(December 31)

Table 8
-------

                                             -------------------------------------------------------------------------
                                                  2004           2003           2002           2001           2000
                                             -------------------------------------------------------------------------
Allowance for loan losses at beginning
  of year                                    $  4,102,626   $  3,867,872   $  3,416,090   $  1,871,500   $    382,994
                                             -------------------------------------------------------------------------
Amounts charged off during year:
  Commercial, financial and agricultural          240,286        789,956      1,000,387        890,777         29,936
  Real estate - construction                            0              0              0              0              0
  Real estate - mortgage                           64,446              0         70,000         68,736         10,700
  Installment loans to individuals and
    other loans                                     2,000              0            403            495        139,259
  Lease financing receivables                      34,056        162,119        290,772        138,907              0
                                             -------------------------------------------------------------------------
       Total loans charged off                    340,788        952,075      1,361,562      1,098,915        179,895
                                             -------------------------------------------------------------------------
Amount of recoveries during year:
  Commercial, financial and agricultural            3,815          9,114         23,939            100            451
  Real estate - construction                            0              0              0              0              0
  Real estate - mortgage                           19,537         30,455              0              0              0
  Installment loans to individuals and
    other loans                                         7             17            463             50         22,627
  Lease financing receivables                      11,622         22,243          3,942          4,355              0
                                             -------------------------------------------------------------------------
       Total recoveries                            34,981         61,829         28,344          4,505         23,078
                                             -------------------------------------------------------------------------
Net loans charged off                             305,807        890,246      1,333,218      1,094,410        156,817
                                             -------------------------------------------------------------------------

Provision for loan losses                       1,115,000      1,125,000      1,785,000      2,639,000      1,867,500
Allowance transferred with sale of branch               0              0              0              0       (222,177)
                                             -------------------------------------------------------------------------
Allowance for loan losses at end of year     $  4,911,819   $  4,102,626   $  3,867,872   $  3,416,090   $  1,871,500
                                             =========================================================================
Ratio of net charge-offs during the year to
  average loans outstanding during the year          0.09%          0.29%          0.45%          0.51%          0.23%

Average Loans Outstanding                     347,935,675    302,651,532    298,376,496    215,263,703     68,048,049

--------------------------------------------------------------------------------

      The ratio of net charge-offs to average loans was 0.09% in 2004 and 0.29% in 2003. A $1,115,000 provision for loans losses was made in 2004, compared with $1,125,000 in 2003.

      The level of the provision for loan losses during 2004 was primarily attributable to strong loan growth and levels of nonperforming loans and taking into account improved charge-off trends. Charge-offs declined dramatically in 2004. Net charge-offs were higher in the three previous years primarily because of charges related to Internet originated small business lines of credit that were offered briefly during late 2000 and early 2001. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet the Corporation's credit quality and profitability standards. At December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421.

      The provision for loan losses was made to reflect potential losses inherent in the loan portfolio at the balance sheet date. Specific reserves are provided on individual loans for which management believed specific reserves were necessary. The specific reserves are determined on loan-by-loan basis based on management's evaluation of the Corporation's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general allowance calculations described above to prevent redundant reserves.

      Although it is the Corporation's policy to immediately charge off as a loss all loan amounts judged to be uncollectible, historical experience indicates that certain losses exist in the loan portfolio that have not been specifically identified. To anticipate and provide for these unidentifiable losses, the allowance for loan losses is established by charging the provision for loan losses expense against current earnings. No portion of the resulting allowance is in any way allocated or restricted to any individual loan or group of loans. The entire allowance is available to absorb losses from any and all loans.

Table 9
-------

Composition of Allowance for Loan Losses

                                             2004        2003        2002        2001        2000
                                         ----------  ----------  ----------  ----------  ----------
Commercial, financial, and agricultural  $2,044,860  $2,227,757  $1,470,514  $1,355,151  $  203,306
Real estate - construction                1,178,557     310,687     582,755     519,660     332,543
Real estate - mortgage                    1,195,511   1,099,751     578,881     382,988     144,266
Installment loans to individuals            117,383     161,278      56,791     106,196      64,460
Home equity lines of credit                  44,252      35,758      75,160      32,648      13,822
Lease financing receivables                 248,676     261,419     297,808           0           0
Other                                         5,496           9          78      33,251         500
Unallocated                                  77,084       5,967     805,885     986,196   1,112,603
                                         ----------  ----------  ----------  ----------  ----------
   Total                                 $4,911,819  $4,102,626  $3,867,872  $3,416,090  $1,871,500
                                         ==========  ==========  ==========  ==========  ==========

      The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis and it is based on a review of individual loans, recent loss experience, current economic conditions, risk identification procedures previously discussed, underlying collateral values, and other relevant factors. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for loan losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require that additions be made to the allowance for loan losses based on their judgments and estimates.


Funding Sources

      Total deposits were $456.7 million and represented 74.8% of total assets at December 31, 2004, compared with $388.3 million and 74.3% of total assets at December 31, 2003. In 2004, average deposits grew 13.2% to $418.8 million from $370.1 million in 2003, primarily due to the Corporation's competitive rates offered to commercial and consumer customers. In 2004, the mix of interest-bearing deposits changed slightly as average certificates of deposit increased 39.0%, while average money market deposits decreased 2.3%, interest-bearing checking decreased 26.4%, and savings accounts increased 26.4%. Average certificates of deposit represented 47.2% of average deposits in 2004 and 38.5% in 2003. Average money market accounts represented 50.5% of average deposits in 2004 and 58.5% in 2003. Average interest checking accounts represented 1.5% of average deposits in 2004 and 2.4% in 2003. Average savings accounts represented 0.1% of average deposits in 2004 and 2003. Average demand deposits increased 16.5% to $2.6 million and represented 0.6% of average deposits in 2004 and 2003.

Table 10
--------

Types of Deposits

                                            2004           2003           2002           2001           2000
                                       ------------   ------------   ------------   ------------   ------------
Noninterest - bearing demand deposits  $  3,319,315   $  1,724,487   $  4,997,969   $  1,813,855   $  1,500,578
Interest - bearing checking               4,368,349     10,862,690      4,628,068      4,318,334      2,946,536
Money market accounts                   218,949,539    207,604,883    206,907,380    119,312,376     89,087,100
Savings accounts                            518,158        477,613        368,969        219,832         80,666
Brokered deposits                        34,698,000     28,932,000     16,706,000     12,699,000              0
Time deposits under $100,000            133,361,315     89,770,275     85,281,084    107,512,313     66,209,615
Time deposits of $100,000 or more        61,476,666     48,883,269     39,039,161     47,330,382     45,448,764
                                       ------------   ------------   ------------   ------------   ------------

Total Deposits                         $456,691,342   $388,255,217   $357,928,631   $293,206,092   $205,273,259
                                       ============   ============   ============   ============   ============


                                            2004           2003           2002           2001           2000
                                       ------------   ------------   ------------   ------------   ------------

Noninterest - bearing demand deposits           0.7%           0.4%           1.4%           0.6%           0.7%
Interest - bearing checking                     1.0            2.8            1.3            1.5            1.5
Money market accounts                          47.9           53.5           57.8           40.7           43.4
Savings accounts                                0.1            0.1            0.1            0.1            0.0
Brokered deposits                               7.6            7.5            4.7            4.3            0.0
Time deposits under $100,000                   29.2           23.1           23.8           36.7           32.3
Time deposits of $100,000 or more              13.5           12.6           10.9           16.1           22.1
                                       ------------   ------------   ------------   ------------   ------------

Total Deposits                                100.0%         100.0%         100.0%         100.0%         100.0%
                                       ============   ============   ============   ============   ============

      The Corporation continues to utilize cost-effective alternative funding sources, including brokered certificates of deposit and Federal Home Loan Bank ("FHLB") advances to support balance sheet growth and manage interest rate risk.

      Average short-term borrowings increased $2.9 million or 848.3% to $3.2 million in 2004 from $0.3 million in 2003. The Bank began providing cash management services to community banks in 2003. As part of this service, the Bank manages a pool of overnight federal funds. Most of this pool is invested with upstream correspondent banks and the Bank uses a portion as a funding source. At December 31, 2004, the pool of federal funds totaled $72.2 million of which the Bank used $7.3 million as a funding source compared with $12.8 million and $5.0 million, respectively at December 31, 2003.

      The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank's total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities. Advances from the FHLB with an initial maturity of more than one year totaled $95.0 million at December 31, 2004, versus $85.0 million at December 31, 2003. Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014. The increase in long-term borrowings during 2004 reflects management's efforts to extend its maturities for interest rate risk management.

      The Corporation has a line of credit with Flag Bank of $7,000,000 of which none was outstanding at December 31, 2004 and $1,750,000 was outstanding at December 31, 2003. Under the terms of the loan agreement, the loan is secured by 100% of the common stock of Nexity Bank. This line matures on April 1, 2014, and has a floating rate equal to the Prime Rate, appearing in the Wall Street Journal, less 50 basis points (0.50%). Interest is payable quarterly and principal is due in annual installments from 2005 to 2014.

Capital Resources

      The Corporation maintains a strong level of capital as a margin of safety for its depositors and stockholders, as well as to provide for future growth. At December 31, 2004, stockholders' equity was $35.6 million versus $30.6 million at December 31, 2003. The increase in stockholders' equity was primarily the result of retention of earnings. The Corporation has not paid any cash dividends.

      Book value per share excluding the unrealized gain of investment securities at December 31, 2004 and 2003 was $1.27 and $1.07, respectively. Tangible book value per share at December 31, 2004 and 2003 was $1.24 and $1.04, respectively. Tangible book value was below book value as a result of an intangible asset related to the Corporation's banking charter.

      Note 19 of the consolidated financial statements sets forth various capital ratios for the Corporation and the Bank. Due to the adoption of FIN 46, the Corporation reports debt associated with trust preferred securities on its consolidated balance sheets as subordinated debentures. Under current regulatory guidelines, these securities continue to qualify for Tier 1 capital treatment.
At December 31, 2004, trust preferred securities included in Tier 1 capital totaled $12.0 million. For additional information on these securities, see Note 12 of the consolidated financial statements.

      During 1990, the Federal Reserve Board adopted a minimum leverage ratio of 3.0% for bank holding companies. This ratio (defined as stockholders' equity less goodwill and certain other intangibles divided by average assets) was 7.62% and 7.45% at December 31, 2004 and 2003, respectively, for the Corporation. As part of forming the holding company, the Federal Reserve Bank required the Corporation and the Bank to maintain a minimum leverage ratio of 5.0%. The Alabama State Banking Department required the Bank to maintain a minimum leverage ratio of 7.0%.

      The Federal Reserve Board adopted risk-based capital guidelines, which assign risk-weightings to assets and off-balance sheet items. The guidelines define and set minimum capital requirements (risk-based capital ratios). All banks are required to maintain core capital (Tier 1) of at least 4.0% of risk-adjusted assets and total capital of 8.0% of risk-adjusted assets. Tier 1 capital consists principally of stockholders' equity less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments, and a portion of the allowance for loan losses. Banks, which meet or exceed a Tier 1 ratio of 6.0%, a total capital to risk-adjusted assets ratio of 10.0% and a Tier 1 leverage ratio of 5.0% are considered well-capitalized by regulatory standards. The Corporation had a Tier 1 capital ratio of 9.66% and 9.84% at December 31, 2004 and 2003, respectively, and a total risk-based capital ratio of 10.74% and 10.89% at December 31, 2004 and 2003, respectively, well above the regulatory requirements for a well-capitalized institution. Note 19 to the consolidated financial statements presents the Bank's actual capital amounts and ratios at December 31, 2004 and 2003.

Market Risk and Asset/Liability Management

      Asset/liability management is the process by which the Corporation monitors and attempts to control the mix and maturities of its assets and liabilities in order to maximize net interest income. The functions of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities. The Corporation manages its exposure to fluctuations in interest rates through policies established by our Asset/Liability Management Committee ("ALCO") and approved by the Board of Directors. An ALCO report is presented to the Board of Directors on a quarterly basis.

      The Corporation measures the effects of changes in interest rates through the use of a simulation model. The simulation model is used to analyze the sensitivity of net interest income to a ratable change in interest rates measured over a 12 month time horizon. The model also measures the sensitivity of the economic value of equity ("EVE") to an instantaneous change in interest rates. EVE is a measurement of the inherent, long-term economic value of the Corporation at a given point in time.

      The simulation model uses a budgeted balance sheet and takes into account interest rate changes as well as related assumption changes for various rate scenarios. Factors considered in the model assumptions include contractual maturities, prepayments, repricing characteristics, deposit retention, and the relative sensitivity of assets and liabilities to changes in market interest rates. The model assumptions are updated each quarter. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any additional actions the Corporation could undertake in response to changes in interest rates.

      Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including floating rate instruments and those with near-term maturities. The interest-sensitivity gap is the difference between total interest-sensitive assets and liabilities during a given time period. Management's objective is to maintain the difference between interest-sensitive assets and liabilities at a level that will minimize the effects of significant interest rate shifts on the net interest income.

      In analyzing net interest income, the Corporation calculates net interest income under several different rate scenarios over a twelve-month period. It reports a case in which interest rates remain flat and reports variations that occur when rates ratably increase 100 and 200 basis points and decrease 100 basis points. These rates assume a shift in all yield curves as well. The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario.

Net Interest Income at Risk Analysis

                                       Annualized Hypothetical
                                        Percentage Change in
       Interest Rate Scenario           Net Interest Income
       ----------------------           -------------------
                2.00%                          6.81%
                1.00                           3.63
                Flat                             --
               (1.00)                         (6.00)

      The overall net interest income profile shows positive changes in net interest income if rates ratably increase 100 or 200 basis points. This increase is primarily attributable to a high level of variable rate loans. The down 100 basis point scenario reflects greater variation also due to the high level of variable rate loans and certain deposit rates that have reached what management believes to be an acceptable lower limit thus limiting the interest expense reduction from repricing these deposits by the entire 100 basis points.

            The Corporation also calculates EVE under several different rate scenarios. It reports a case in which interest rates remain flat and reports variations that occur when rates immediately increase and decrease 200 basis points. These rates assume an instantaneous shift in all the yield curves. The table below shows the effect that the indicated changes in interest rates would have on economic value of equity as projected using a static balance sheet for each set of interest rate scenarios compared to the flat interest rate scenario. The economic value of equity represents the fair value of net assets and is in no way indicative of the Corporation's shareholders' equity.

Economic Value of Equity Risk Analysis

                                          Annualized Hypothetical
                                            Percentage Change in
       Interest Rate Scenario             Economic Value of Equity
       ----------------------             ------------------------
                 2.00%                                2.28%
                 Flat                                   --
                (2.00)                              (15.79)

      Table 11 shows the Corporation's interest rate sensitivity at December 31, 2004 indicating an asset-sensitive position in the three months or less period and the four months to six months period and a liability-sensitive position in the seven months to twelve months period. On a cumulative basis through one year, the Corporation's rate sensitive liabilities exceed rate sensitive assets, resulting in a liability-sensitive position of $45.4 million or 7.6% of total interest-earning assets. Generally, a liability-sensitive position indicates that declining interest rates would have a positive impact on net interest income and rising interest rates would adversely affect net interest income. Rising and declining interest rates, respectively, would typically have the opposite effect on net interest income in an asset-sensitive position. Other factors, including the speed at which assets and liabilities reprice in response to changes in market rates and competitive factors, can influence the ultimate impact on net interest income resulting from changes in interest rates. Although management actively monitors and reacts to a changing interest rate environment, it is not possible to fully insulate the Corporation against interest rate risk. Given the current mix and maturity of the Corporation's assets and liabilities, it is possible that a rapid, significant and prolonged increase or decrease in interest rates could have an adverse impact on the Corporation's net interest margin.

Table 11
--------

Interest Rate Sensitivity Analysis
(December 31, 2004 balances in thousands)

                                                                                           Total
                                                                                          within
                                                 0-3 mos.     4-6 mos.     7-12 mos.     one year
                                                ----------------------------------------------------
Interest-earning assets:
  Loans (1)                                     $ 347,381    $   1,810     $   9,771     $ 358,962
  Investment securities (2)                             0            0             0             0
  Federal funds sold                                2,833            0             0         2,833
  Interest-bearing balances due from banks         10,677            0             0        10,677
                                                ----------------------------------------------------

      Total interest-earning assets             $ 360,891    $   1,810     $   9,771     $ 372,472
                                                ====================================================

Percent of total interest-earning assets             60.2%         0.3%          1.6%         62.1%

Interest-bearing liabilities:
  Interest checking                             $       0    $       0     $       0     $       0
  Savings                                               0            0             0             0
  Money market                                    218,950            0             0       218,950
  Certificates of deposit of $100,000 or more      21,195       11,904        24,034        57,133
  Certificates of deposit less than $100,000       43,384       28,376        57,766       129,526
  Federal funds purchased                           7,264            0             0         7,264
  Long-term debt                                        0        5,000             0         5,000
  Subordinated debentures                               0            0             0             0
                                                ----------------------------------------------------

      Total interest-bearing liabilities          290,793       45,280        81,800       417,873
  Other sources - net                                   0            0             0             0
                                                ----------------------------------------------------

      Total sources - net                       $ 290,793    $  45,280     $  81,800     $ 417,873
                                                ====================================================

Percent of total interest-earning assets             48.5%         7.6%         13.6%         69.7%

Periodic interest-sensitive gap                 $  70,098    $ (43,470)    $ (72,029)    $ (45,401)

Cumulative interest-sensitive gap               $  70,098    $  26,628     $ (45,401)    $ (45,401)

Percent of total interest-earning assets             11.7%         4.4%         (7.5)%        (7.5)%

                                                   One to         Over
                                                 Five Years    Five Years     Total
                                               ---------------------------------------
Interest-earning assets:
  Loans (1)                                       $  19,228     $   7,507    $ 385,697
  Investment securities (2)                          18,439       181,675      200,114
  Federal funds sold                                      0             0        2,833
  Interest-bearing balances due from banks                0             0       10,677
                                               ---------------------------------------

      Total interest-earning assets               $  37,667     $ 189,182    $ 599,321
                                               =======================================

Percent of total interest-earning assets                6.3%         31.6%       100.0%

Interest-bearing liabilities:
  Interest checking                               $   4,368     $       0    $   4,368
  Savings                                               518             0          518
  Money market                                            0             0      218,950
  Certificates of deposit of $100,000 or more         4,344             0       61,477
  Certificates of deposit less than $100,000         38,533             0      168,059
  Federal funds purchased                                 0             0        7,264
  Long-term debt                                     60,000        30,000       95,000
  Subordinated debentures                                 0        12,372       12,372
                                               ---------------------------------------

      Total interest-bearing liabilities            107,763        42,372      568,008
  Other sources - net                                     0        31,313       31,313
                                               ---------------------------------------

      Total sources - net                         $ 107,763     $  73,685    $ 599,321
                                               =======================================

Percent of total interest-earning assets               18.0%         12.3%      100.00%

Periodic interest-sensitive gap                   $ (70,096)    $ 115,497    $      --

                                       37

Cumulative interest-sensitive gap                 $(115,497)    $      --    $      --

Percent of total interest-earning assets             (19.3%)           --%          --


(1)   Loan balances do not include nonaccrual loans.

(2) Investment securities exclude the unrealized gain on available for sale securities of $544,580.

      Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

      We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31, 2004 and December 31, 2003, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management

      Liquidity management involves meeting the cash flow requirements of the Corporation, which arise primarily from withdrawal of deposits, extensions of credit, and payment of operating expenses. Traditional sources of liquidity for a bank include asset maturities, growth in core deposits and earnings. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

      Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

      Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

      The Bank has access to borrowings from the FHLB and maintains short-term lines of credit from correspondent banks. FHLB advances outstanding as of December 31, 2004, totaled $95.0 million. At December 31, 2004, the Bank had $88.2 million of unused borrowing capacity from the FHLB. This capacity may be used when the Bank has available collateral to pledge. Until the Bank makes collateral available (other than cash) to secure additional FHLB advances, the Bank will fund its short-term needs principally with deposits, including brokered certificates of deposit, federal funds purchased, and the sale of securities available for sale. In addition, the Bank may purchase securities to provide additional FHLB-qualifying collateral. At December 31, 2004, the Bank had unused short-term lines of credit totaling $20.0 million with correspondent banks.

      The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

                           Less than      1-3         4-5       After 5
Contractual Obligations:    One year     Years       Years       Years       Total
                            --------     -----       -----       -----       -----
Time Deposits              $ 186,659   $  42,877   $      --   $      --   $ 229,536
Short-term borrowings          7,264          --          --          --       7,264
Long-term borrowings           5,000      45,000      15,000      30,000      95,000
Subordinated debentures           --          --          --      12,372      12,372
Operating leases                 382         376         186         108       1,052
                           ---------------------------------------------------------
Total                      $ 199,305   $  88,253   $  15,186   $  42,480   $ 345,224
                           ---------------------------------------------------------

      Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements

      At December 31, 2004, we had outstanding standby letters of credit of $6.5 million and unfunded loan commitments outstanding of $129.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Corporation has the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from correspondent banks. At December 31, 2004, the Corporation had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

                       Less than      1-3         4-5       After 5
Unfunded commitments:  One year      Years       Years       Years       Total
                       --------      -----       -----       -----       -----
Letters of credit      $   2,479   $      45   $   4,000   $      --   $   6,524
Lines of credit           44,795      43,022       9,185      32,449     129,451
                       ---------------------------------------------------------
Total                  $  47,274   $  43,067   $  13,185   $  32,449   $ 135,975
                       ---------------------------------------------------------

Impact of Inflation

      The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Item 3. Properties

      Nexity Financial Corporation leases office space at 3500 Blue Lake Drive, Suite 330, Birmingham, Alabama 35243. This location is the main office for Nexity Financial Corporation and Nexity Bank. The office space consists of
15,000 square feet and the lease term remaining is 2 years ending August 30, 2006.

      Nexity Bank leases space at 300 Park Brooke Place, Building 300, Suite 350, Woodstock, Georgia 30189, at 950 48th Avenue North, Suite 203, Myrtle Beach, South Carolina, 29577, at 611 South Main, Box 900, Grapevine, Texas 76051 and at 3447 Robinhood Road, Winston Salem, North Carolina, 27106. The annual rentals totaled $451,172 during 2004. At December 31, 2004, future minimum rental commitments under noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

                 2005                      $382,432
                 2006                      $283,018
                 2007                      $ 92,931
                 2008                      $ 92,932
                 2009 and thereafter       $201,352

The Corporation maintains adequate insurance on its properties.


Item 4. Security Ownership of Certain Beneficial Owners and Management

As of March 7, 2005 no shareholder (other than executive officers or directors whose stock is listed below), known by the Corporation owns beneficially more than 5% of Corporation Common Stock.

The following tables set forth information regarding the shares of the Corporation Common Stock beneficially owned by (i) each director of the Corporation, (ii) the executive officers of the Corporation named in the Summary Compensation Table, and (iii) all directors and executive officers of the Corporation as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of Corporation Common Stock listed as owned by such person or entity. The address of Greg L. Lee, who beneficially owns more than 5 percent of our outstanding common stock, is Nexity Financial Corporation, 3500 Blue Lake Drive, Suite 330, Birmingham, AL 35243.

                                        Number of Shares             Percentage of
                                          Beneficially           Outstanding Shares of
Directors                                    Owned                 Common Stock (1)
---------                              -------------------       ---------------------
R. Bradford Burnette                         440,000        (2)         1.26%
John W. Collins                              180,011        (3)         0.52%
Randy K. Dolyniuk                          1,394,697        (4)         4.00%
Greg L. Lee                                1,856,452        (5)         5.32%
David E. Long                              1,702,759        (6)         4.88%
John J. Moran                              1,741,059        (7)         4.99%
Denise N. Slupe                            1,387,757        (8)         3.98%
William L. Thornton, III                     465,000        (9)         1.33%

Executive Officers who
----------------------
are not directors
-----------------
Cindy W. Russo                               127,000       (10)         0.36%
Kenneth T. Vassey                            402,500       (11)         1.15%

All directors and executive officers       9,697,235                   27.81%
  as a group (10 persons)


(1) The calculation is based on 27,806,763 shares of outstanding common stock and 7,062,724 shares of common stock that can be acquired within 60 days upon the exercise of stock options.

(2) This includes 40,000 shares of common stock issuable to Mr. Burnette under the Corporation's stock option plan and 350,000 shares owned by PAB Bankshares, Inc.

(3) This includes 142,104 shares of common stock issuable to Mr. Collins under the Corporation's stock option plan.

(4) This includes 892,104 shares of common stock issuable to Mr. Dolyniuk under the Corporation's stock option plan.

(5) This includes 1,367,104 shares of common stock issuable to Mr. Lee under the Corporation's stock option plan.

(6) This includes 1,258,771 shares of common stock issuable to Mr. Long under the Corporation's stock option plan.

(7) This includes 1,258,771 shares of common stock issuable to Mr. Moran under the Corporation's stock option plan and 40,000 shares that Mr. Moran holds as custodian for the benefit of his children.

(8) This includes 892,104 shares of common stock issuable to Mrs. Slupe under the Corporation's stock option plan.

(9) This includes 40,000 shares of common stock issuable to Mr. Thornton under the Corporation's stock option plan and 25,000 shares that Mr. Thornton holds as trustee for the benefit of his child.

(10) This includes 125,000 shares of common stock issuable to Mrs. Russo under the Corporation's stock option plan.

(11) This includes 390,000 shares of common stock issuable to Mr. Vassey under the Corporation's stock option plan and 2,500 shares that Mr. Vassey holds as trustee for the benefit of his child.

Item 5. Directors and Executive Officers

Directors

Directors serve on the Board of Directors of the Corporation and the Bank. Directors of the Corporation have staggered terms consisting of three groups of directors, and at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. The Corporation's Certificate of Incorporation and Bylaws permit no more than twelve directors. Some directors are also executive officers of the Corporation. The name, age, primary occupation, and business experience for the last five years is described below.

                        Term Expiring 2007 Annual Meeting

David E. Long, 42, President of the Corporation since March 1999. Mr. Long was first elected a Director of the Corporation in March 1999.

Denise N. Slupe, 40, owns DNS Consulting, Birmingham, Alabama and manages her personal investments. She served as Vice President of The Bankers Bank, Atlanta, Georgia providing asset/liability management and investment portfolio management services to correspondent banks from 1993 to 1999. Mrs. Slupe was first elected a Director of the Corporation in March 1999.

                        Term Expiring 2006 Annual Meeting

R. Bradford Burnette, 65, retired, served as the Chairman of the Board, President and Chief Executive Officer of PAB Bankshares, Inc., Valdosta, Georgia from 1982 to 2001. Mr. Burnette continues to serve as a Director of PAB Bankshares, Inc. (which is a reporting company with the SEC) and Park Avenue Bank and has been affiliated with Park Avenue Bank since 1968. Mr. Burnette has over 38 years of experience in commercial bank management. He also serves as a Director of the Federal Home Loan Bank of Atlanta, Atlanta, Georgia. Mr. Burnette was first elected a Director of the Corporation in July 2002.

John W. Collins, 57, is Chief Executive Officer of Assuris, a company that provides IT Compliance programs to assist financial institutions with security management since January 2005. Mr. Collins was co-founder of InterCept, Inc., a bank data processing company formed in 1986 and sold to Fidelity National Financial in November 2004. Mr. Collins has over 27 years of experience in various aspects of e-commerce for community financial institutions. He was first elected a Director of the Corporation in September 1999.

Greg L. Lee, 45, Chairman of the Board and Chief Executive Officer of the Corporation since March 1999. Mr. Lee was first elected a Director of the Corporation in March 1999.

                        Term Expiring 2008 Annual Meeting

Randy K. Dolyniuk, 51, is Founder, Chairman and Chief Executive Officer of Coastal South Bancshares, Inc. and its wholly owned subsidiary, CoastalStates Bank, Hilton Head Island, South Carolina since September 2003. Mr. Dolyniuk was the Market President for the South Coast Region of Carolina First Bank,
Greenville, South Carolina from 1991 to 2003. Mr. Dolyniuk has over 27 years experience in commercial lending and community bank management. Mr. Dolyniuk was first elected a Director of the Corporation in March 1999.

John J. Moran, 43, Executive Vice President and Chief Financial Officer of the Corporation since October 1999. Mr. Moran was first elected a Director of the Corporation in March 1999.

William  L.  Thornton,  III,  46, is the Chief  Executive  Officer  of  Thornton
Construction Company, Birmingham, Alabama. He has been in the real estate development and home building business for 23 years. Mr. Thornton was first elected a Director of the Corporation in November 2002.

Executive Officers

Information is provided below with respect to the named executive officers who are not directors but are included in the summary compensation table including their employment history for the past five years.

Cindy W. Russo, 47, Senior Vice President of Operations of the Corporation since January 2001 and Marketing Officer of the Corporation from May 2000 to January 2001. Mrs. Russo previously served as Vice President, Asset/Liability Management and Strategies, Investment Banking Division of Compass Bank.

Kenneth T. Vassey, 46, Senior Vice President and Senior Lending Officer of the Corporation since November 1999.

Item 6. Executive Compensation

The following table sets forth information concerning compensation paid by the Corporation during the fiscal year ended December 31, 2004 to the Corporation's CEO and to each of the four most highly compensated executive officers other than the CEO who were executive officers at December 31, 2004 for services rendered in all capacities to the Corporation and its subsidiaries.

                                                          Summary Compensation Table

                                                                                     Long-Term Compensation
                                                                             --------------------------------------
                                         Annual Compensation                          Awards              Payouts
                                         -------------------                 -------------------------  -----------
                                                                                            Securities
                                                              Other Annual    Restricted    Underlying      LTIP        All Other
Name and Principal Position        Year   Salary     Bonus    Compensation   Stock Awards   Options (#)    Payouts    Compensation
---------------------------        ----  --------  --------   ------------   ------------   -----------   ---------   ------------
Greg L. Lee                        2004  $288,750  $295,000         $0            0            10,000         $0      $47,494 (2)
Chairman of the Board and Chief
  Executive Officer

David E. Long                      2004  $209,200  $195,000         $0            0            10,000         $0      $34,273 (3)
President

John J. Moran                      2004  $209,200  $195,000         $0            0            10,000         $0      $35,627 (4)
Executive Vice President and
  Chief Financial Officer

Kenneth T. Vassey                  2004  $173,250  $137,293         $0            0                 0         $0      $16,497 (5)
Senior Vice President and
  Senior Lending Officer

Cindy W. Russo                     2004  $141,750   $45,000         $0            0                 0         $0      $14,541 (6)
Senior Vice President -
  Operations

--------------------------------------------------------------------------------

(1) Certain amounts may have been expended by the Corporation that may have had value as a personal benefit to the executive officer. However, the total value of such benefit did not exceed the lesser of $50,000 or 10% of the annual salary and bonus of such executive officer.

(2) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Lee as matching contributions and profit sharing, all of which was vested, (2) $17,989 in premiums paid on behalf of Mr. Lee with respect to insurance not generally available to all of the Corporation's employees,
      (3) $17,205 in connection with the Corporation's Salary Continuation Plan.

(3) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Long as matching contributions and profit sharing, all of which was vested, (2) $12,311 in premiums paid on behalf of Mr. Long with respect to insurance not generally available to all of the Corporation's employees,
      (3) $9,662 in connection with the Corporation's Salary Continuation Plan.

(4) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Moran as matching contributions and profit sharing, all of which was vested, (2) $12,862 in premiums paid on behalf of Mr. Moran with respect to insurance not generally available to all of the Corporation's employees, (3) $10,465 in connection with the Corporation's Salary Continuation Plan.

(5) This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Vassey as matching contributions and profit sharing, all of which was vested, (2) $4,197 in premiums paid on behalf of Mr. Vassey with respect to insurance not generally available to all of the Corporation's employees.

(6) This is comprised of (1) $9,728 contributed to its 401(k) plan of behalf of Ms. Russo as matching contributions and profit sharing, all of which was vested, (2) $4,813 in premiums paid on behalf of Ms. Russo with respect to insurance not generally available to all of the Corporation's employees.

Employment Agreements

      On December 13, 2000, Nexity Financial Corporation entered into continuously automatic-renewing three-year employment agreements with three of its senior executives, Greg L. Lee, Chairman of the Board and Chief Executive Officer, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events", Nexity Financial Corporation will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and voluntary and in-voluntary termination and other events. Messrs. Lee, Long and Moran are eligible to participate in all of the Company's incentive and stock plans that are available to executive officers including Executive Bonus Plans and Director and Employee Stock Option Plans as described in the Stock Option Plan summary. Non-compete provisions are included in the agreements during the payment period of the contracts.

      The agreement provides that in the event of involuntary termination of either of the senior executive's employment (other than for cause, disability or retirement, (as defined) or voluntary termination for any reason, the executive will receive severance less applicable taxes and other deductions, a lump sum equal to 1.5 times the executive's then current base salary paid at the time of termination plus the benefits provided for 18 months. For purposes of determining compensation that is not fixed (such as a bonus), the annual amount of such unfixed compensation shall be deemed to be equal to the average of such compensation over the three year period immediately prior to the termination.

      It is the intention of the parties that the severance payments and other compensation provided are reasonable compensation for Executive's services to the Company and shall not constitute "excess parachute payments" within the meaning of Section 280G of the Code and any regulations. To the extent the payments cause a "parachute payment" as defined in Section 280G(b)(2) of the Code, the Company shall indemnify Executive and hold him harmless against all claims, losses, damages, penalties, expenses, and excise taxes relating thereto. To effect this indemnification, the Company shall pay Executive an additional amount that is sufficient to pay any excise tax imposed by Section 4999 of the Code on the payments and benefits to which Executive is entitled without the additional amount plus any penalties or interest imposed by the Internal Revenue Service in regard to such amounts, plus another additional amount sufficient to pay all the excise and income taxes on the additional payments.

      The Corporation has the right to terminate the Executive's employment at any time during the Term (i) for Cause, (ii) if the Executive becomes Disabled,
(iii) upon the Executive's death, or (iv) without Cause.

Salary Continuation Agreements and Split Dollar Agreements

      Beginning in 2004, the Bank and Greg L. Lee, Chairman and CEO, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer entered into Salary Continuation Agreements and Split Dollar Agreements. The purpose of these agreements are to provide Messrs. Lee, Long and Moran additional retirement benefits. The Bank has purchased single premium bank owned life insurance policies ("BOLI policy") on the lives of Messrs. Lee, Long and Moran and intends to use income from the BOLI policies to offset benefit expenses. The Supplementary Executive Retirement Plans (SERPs) provide salary continuation benefits after the participants reach normal retirement age and continue for 15 years. The SERPs also provide limited benefits in the event of early termination, death, or disability while employed by the Company. The executives vest in the benefits over a ten-year period as defined by the SERPs. In the event of a Change of Control of the Company as defined in the SERPs, the executives become 100% vested in the total benefit. As stated previously the Company purchased life insurance policies on these executives in order to fund the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs.


Additional Employment Agreements

      Nexity Bank has also entered into a continuously automatic-renewing two-year employment agreement with one senior executive, Kenneth T. Vassey, Senior Lending Officer. The agreement will always have a two-year term unless any of the parties to the agreement gives notice of intent not to renew the agreement. The agreement specifies that in certain defined "Terminating Events", Nexity Financial Corporation will be obligated to pay the Senior Lending Officer a certain amount which is based on the base annual salary for a period of one year after termination. These Terminating Events include disability, change of control and other events.

      In the event Mr. Vassey was terminated other than For Cause, Mr. Vassey would receive his minimum cash compensation of the then stated salary for a period of one year including the rights of the Company for the non-competitive covenants to remain active and until the employee has received full payment.

Stock Options

Stock Option Grants. The following table shows the stock options granted to the named executive officers during 2004 and the potential realizable value of those grants (on a pre-tax basis). All options granted will expire on the tenth anniversary of their respective grant dates and become exercisable immediately. Option exercise prices were in all cases equal to the fair market value of a share of common stock on the date the option was granted.

                  OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                               Individual Grants
                       -------------------------------------------------------------------      Potential Realizable Value at
                        Number of                                                                   Assumed Annual Rates of
                        Securities            % of Total                                          Stock Price Appreciation for
                        Underlying           Options/SARs       Exercise of                             Option Term (1)
                       Options/SARs           Granted to        Base Price      Expiration      -------------------------------
Name                   Granted (#)         Employees in 2004     Per Share         Date              5%              10%
------------------------------------------------------------------------------------------------------------------------------
Greg L. Lee               10,000                  4.62%           $3.00          1/21/2014         $18,867         $47,812
David E. Long             10,000                  4.62             3.00          1/21/2014          18,867          47,812
John J. Moran             10,000                  4.62             3.00          1/21/2014          18,867          47,812
                       -------------------------------------------------------------------------------------------------------

(1) The potential gain is calculated from the recent sales prices of common stock on January 21, 2004, the date of grants to executive officers. These amounts represent assumed rate of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

Stock Option Exercises. The following table sets forth the aggregated option exercises in fiscal 2004 by the named executive officers and the value of such officers' unexercised options at December 31, 2004.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION SAR VALUES

                                                              Number of Securities                   Value of Unexercised
                         Shares                              Underlying Unexercised                  In-The-Money Options/
                        Acquired                             Options/SARs At FY-End                     SARs At FY-End
                           On              Value       -------------------------------------   -------------------------------------
Name                    Exercise         Realized         Exercisable        Unexercisable        Exercisable         Unexercisable
----                  ------------     ------------    -----------------  ------------------   ----------------  -------------------
Greg L. Lee                -0-             $-0-               1,390,011               50,000        $2,793,954              $25,000
David E. Long              -0-              -0-               1,281,678               33,333         2,664,787               16,667
John J. Moran              -0-              -0-               1,281,678               33,333         2,664,787               16,667
Kenneth T. Vassey          -0-              -0-                 390,000               50,000           637,500               25,000
Cindy W. Russo             -0-              -0-                 106,250               68,750            12,500               25,000

(1) The value is determined by subtracting the exercise or base price from the market value of the underlying securities at the fiscal year-end. The market value of the Corporation's common stock based upon recent sales prices at its fiscal year-end of December 31, 2004 was $3.50 per share.

SALARY CONTINUATION PLAN


      The Corporation has instituted a Salary Continuation Plan, which is a non-qualified executive benefit in which the Corporation agrees to pay the executive retirement benefits. The plan is unfunded and there are no plan assets. The Bank has purchased single premium bank owned life insurance policies on the life of each executive participant and intends to use income from these insurance policies to offset benefit expenses. The Corporation has currently entered into Salary Continuation Agreements with three executive officers. The benefits associated with such persons are as follows:

-----------------------------------------------------------------------------------------------------
                                              Retirement           Annual            Duration of
Name                       Year of Birth         Age         Retirement Benefit    Retirement Benefit
-----------------------------------------------------------------------------------------------------
Greg L. Lee                     1959              65              $328,346             15 Years
David E. Long                   1962              65               276,437             15 Years
John J. Moran                   1961              65               263,273             15 Years
-----------------------------------------------------------------------------------------------------

Director Compensation

      Each director receives an annual retainer fee of $12,000 and stock options. The options are issued pursuant to the Corporation's Incentive Stock Compensation Plan and are valued at fair market value at the time of grant and are immediately vested. During 2004, each director was granted 10,000 stock options at an exercise price of $3.00. Directors of the Corporation received $1,500 per regular or special Board meeting of the Corporation attended during 2004. The Chairman of the Board received $2,000 per regular or special Board meeting of the Corporation attended during 2004. The Chairman of the Audit Committee received $1,500 for each Audit Committee meeting attended and other committee members received $500 for each committee meeting attended.

Stock Option Plan and Restricted Shares

      Nexity Financial Corporation has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. Options may be granted as qualified stock options under Section 422 of the Internal Revenue Code or as nonqualified options. Options under the plan vest in varying increments over three and five year periods beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The plan also permits shares of common stock to be granted as restricted stock, with such restrictions, including vesting, as the board deems appropriate. The shareholders of Nexity Financial Corporation approved an allocation of 9,000,000 common shares toward this plan.

Item 7. Certain Relationships and Related Transactions

The Corporation has had in the past, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal stockholders, and their associates, on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risks of collectibility or present other unfavorable features.

The bank has executed certain loans with its directors, executive officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2004 and 2003 were approximately $3,818,000 and $6,344,000, respectively. These loans were made in the ordinary course of business, or substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Denise N. Slupe, director of the Corporation, is the owner of DNS Consulting. DNS Consulting provides correspondent bank investment consulting services to Nexity Bank's investment division. The Corporation paid DNS Consulting $83,261 for its services in 2004. The consideration and fees paid for these services are considered reasonable in relation to those that would have been paid to another service provider.

Other than these transactions, there were no material transactions with any such persons during 2004, 2003, and 2002 that exceeded $60,000.

Item 8. Legal Proceedings

      From time to time the Corporation is involved in legal proceedings typical for the type of business it conducts. Also, the Corporation and certain of its directors or former directors are currently defendants in a case in the Circuit Court in Jefferson County, Birmingham, Alabama, Blackmon v. Nexity Financial Corporation, et al., CV 02-7043 ER, (filed November 20, 2002) in which the plaintiff claims that in 2000 he purchased shares of the Corporation's common stock based upon misleading information provided by the Corporation. The complaint alleges violations of the Alabama Securities Act. Plaintiff seeks rescission of the purchase price of $750,000 paid for the Corporation's common stock plus 6% interest per year and court costs and attorney fees. The case is set for trial in the summer of 2005. In addition to the Corporation, the following persons who were directors of the Corporation at the time of plaintiff's purchase are also defendants: Greg L. Lee, David E. Long, John J. Moran, Randy K. Dolyniuk, John W. Collins, Denise N. Slupe and Thomas A. Bryan.

      Nexity believes this lawsuit is entirely without merit and intends to defend against it vigorously.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      There is no organized public trading market for the Corporation's common stock. When shares are traded, they are traded in privately-negotiated transactions. Management is aware that in the last two fiscal years shares have traded at prices ranging from $3.00 to $3.50 per share. The last trade of which management is aware occurred on March 28, 2005 when 7,000 shares sold at $3.50 per share. There may have been trades during this period at prices and in share amounts of which management has no knowledge.

      The Corporation has 537 stockholders of record.

      The Corporation has paid no dividends since its organization. The Corporation will rely on dividend payments from Nexity Bank in order to provide funds for the payment of dividends to its shareholders. In addition, banking regulations restrict the payment of dividends by banks under certain circumstances. The future dividend policy of the Corporation will be subject therefore not only to banking regulations, but also to the discretion of the directors of the Corporation and will be contingent on the financial condition and capital requirements of Nexity Bank, general business conditions and other factors. The Corporation does not expect to pay cash dividends for the foreseeable future.

      The Corporation currently has 7,703,645 shares of its common stock subject to issuance upon the exercise of stock options held by employees, officers and directors. The Corporation has no agreements as to the registration of these shares for resale under the

Securities Act of 1933. Rule 144 may be available for the resale of these shares after this registration is effective and if a public market develops for the common stock.

      The  following  table  summarizes   certain   information   regarding  the
Corporation's equity compensation plans as of December 31, 2004. The underlying compensation plans have been previously approved by a vote of the shareholders.

-----------------------------------------------------------------------------------------------------------------------
                                         Equity Compensation Plan Information
-----------------------------------------------------------------------------------------------------------------------
                                                                                            Number of securities
                                                                                             remaining available
                                  Number of securities                                       for future issuance
                                    to be issued upon           Weighted-average                under equity
                                      exercise of               exercise price of            compensation plans
                                  outstanding options,        outstanding options,          (excluding securities
Plan category                     warrants and rights         warrants and rights         reflected in column (a))
-----------------------------------------------------------------------------------------------------------------------
Equity compensation plans              7,703,645                     $1.89                        1,596,355
approved by shareholders
-----------------------------------------------------------------------------------------------------------------------
Equity compensation plans                  0                           0                              0
not approved by shareholders
-----------------------------------------------------------------------------------------------------------------------
Total                                  7,703,645                     $1.89                        1,596,355
-----------------------------------------------------------------------------------------------------------------------

Item 10. Recent Sales of Unregistered Securities.

      In 2002, the Corporation sold 258,333 shares of its common stock at a purchase price of $3.00 per share. The shares were sold in a transaction not involving a public offering under Rule 506 of SEC Regulation D. The shares were sold only to "accredited investors" as defined in Regulation D. The shares were sold through Bankers Bank Capital Corporation, as placement agent. No commissions were paid.

      The following amounts of stock options have been exercised in the past four years:

                                                    Weighted
                                                     Average
                                                    Exercise
                           Shares                    Price
         ---------------------------------------------------
         2002                 250                    $5.00

         2003              67,500                    $1.00

         2004               1,000                    $1.00

         2005             169,442                    $3.00

      These shares were issued pursuant to an exemption from registration  under
Section 4(2) of the Securities Act of 1933 and SEC Rule 701.

Item 11. Description of Registrant's Securities to be Registered.

      The following summarizes certain provisions of the Corporation's capital stock. Additional information regarding the capital stock is set forth in the amended and restated certificate of incorporation and bylaws of the Corporation that are included as exhibits to this Registration Statement and in the applicable provisions of the Delaware General Corporation Law under which the Corporation is incorporated and by which its corporate affairs will be governed.

      General. The authorized capital stock of the Corporation at December 31, 2004 consists of 50,000,000 shares of common stock, $0.0l par value per share, of which 27,764,986 shares were outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding.

      The Corporation's preferred stock may be issued from time to time as a class without series, or if so determined by the Corporation's board of directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or of the entire class of preferred stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the board of directors. The Corporation's preferred stock may have a preference over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of the Corporation and such other preferences as may be fixed by the Corporation's board of directors.

      Voting. Holders of the shares of common stock will be entitled to one vote per share on all matters to be voted upon by shareholders. The holders of the shares of common stock do not have cumulative voting rights, which means that the holders of more than one-half of the outstanding shares can elect all of the directors.

      The Corporation's certificate of incorporation provides that the Corporation's board of directors shall be divided into three classes consisting of an equal number of directors as is possible, with directors in each class to be elected to terms of three years.

      Dividends. Shareholders may receive dividends when and if declared by the board of directors in accordance with applicable law.

      Other Rights. Holders of shares of common stock are entitled to share ratably in the assets of the Corporation legally available for distribution to its shareholders in the event of liquidation, dissolution or winding up of the Corporation. Shareholders have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock and the shares to be issued in this offering will be, upon payment therefor and issuance, fully paid and non-assessable.

      Changes in Control - Antitakeover Provisions. Certain provisions of the Corporation's certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying a change in control of the Corporation. The authority of the board of directors to issue preferred stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the board to prevent a change in control despite a shift in ownership of the common stock. In addition, the power of the Corporation's board to issue additional shares of common stock may help delay or deter a change in control by increasing the number of shares needed to gain control.

      The  following  provisions  also may deter any  change in  control  of the
Corporation:

      Classified Board. The Corporation's board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of the Corporation's board of directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the board of directors. This provision also stipulates that (i) directors can be removed only for cause upon a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board can only be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

      Director  Authority.   The  Corporation's   certificate  of  incorporation
prohibits stockholders from calling special stockholders' meetings and acting by written consent.

      Bylaw Provisions. The Corporation's bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of the Corporation's stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

      Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits the Corporation from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding common stock (or who is an affiliate of the Corporation and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Corporation's board of directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows the Corporation to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the board of directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which results in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of the Corporation (excluding stock held by officers and directors of the Corporation or by certain stock plans).

Item 12. Indemnification of Directors and Officers.

      The Corporation's certificate of incorporation and bylaws authorize the Corporation to indemnify its directors, officers, employees and agents to the full extent permitted by law. Section 145 of the Delaware General Corporation Law contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware law, other than an action brought by or in the right of the Corporation, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the Corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and except that no indemnification shall be made in respect of any claim, issues or matters as to which such person has been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.  Financial Statements and Supplementary Data

          The financial statements and related documents listed under Item 15 are filed as part of this registration statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          Not Applicable.

Item 15.  Financial Statements and Exhibit Index

          (a) (1) Audited Consolidated Financial Statements

                  a. Report of Independent Registered Public Accounting Firm.

                  b. Consolidated Balance Sheets at December 31, 2004 and 2003.

                  c. Consolidated Statements of Income for the years ended
                     December  31, 2004, 2003, and 2002.

                  d. Consolidated  Statements of Changes in Stockholders'
                     Equity and Comprehensive Income.

                  e. Consolidated  Statements of Cash Flows for the years ended
                     December 31, 2004, 2003, and 2002.

                  f. Notes to the Consolidated Financial Statements.

          (b)     Exhibits:  See "Exhibit Index."

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NEXITY FINANCIAL CORPORATION
                                           (Registrant)


Date: April 29, 2005                       By:       /s/ Greg L. Lee
                                                     Greg L. Lee
                                                     Chairman and
                                                     Chief Executive Officer

                                  Exhibit Index

        Exhibit No.                           Description
        -----------   ----------------------------------------------------------

           3.1        Articles of Incorporation, restated

           3.2        Bylaws

           10.1       Incentive Stock Compensation Plan

           10.1.1     Amendment to Incentive Stock Compensation Plan

           10.2       Form of Employee Stock Option Agreement

           10.3 Noncompetition, Severance, and Employment Agreement with Greg L. Lee, dated December 13, 2000

           10.4 Noncompetition, Severance, and Employment Agreement with David E. Long, dated December 13, 2000

           10.5 Noncompetition, Severance, and Employment Agreement with John J. Moran, Dated December 13, 2000

           10.6 Employment Agreement with Kenneth T. Vassey, dated November 15, 2001

           10.7 Salary Continuation Agreement with Greg L. Lee, dated July 20, 2004

           10.8 Salary Continuation Agreement with David E. Long, dated July 20, 2004

           10.9 Salary Continuation Agreement with John J. Moran, dated July 20, 2004

           21.1       Subsidiaries of the Registrant

                      (1) Nexity Bank, a state-chartered bank in Alabama

                      (2) Nexity Capital Trust II, a Delaware statutory trust

                               [GRAPHIC OMITTED]

                               [LOGO] NEXITY(SM)

                               2004 ANNUAL REPORT

--------------------------------------------------------------------------------

[LOGO] NEXITY(SM)

Dear Shareholder:

      Nexity Financial Corporation produced truly spectacular results in 2004. Operating income grew by 43.6% versus 2003 as revenue growth significantly outpaced increases in interest expense and overhead. This surge in profitability from recurring operations was derived from robust loan generation, improved fee income and stringent control over increases in administrative and operational expenses. Perhaps our brightest spot, however, was centered around our credit quality. Net charge offs as a percentage of average outstanding loans dropped to 0.09%. This impressively low number can be attributed to the thorough due diligence, underwriting and collection efforts of our lending group, and favorable economic conditions. We have done an outstanding job developing a fundamentally sound credit culture which will serve us well as we expand our lending operations.

--------------------------------------------------------------------------------

                                  Total Loans

 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

    $131,600,000   $230,200,000   $315,400,000   $324,100,000   $387,500,000
--------------------------------------------------------------------------------
        2000           2001           2002           2003           2004

--------------------------------------------------------------------------------

      For the year ended December 31, 2004 Nexity's net income totaled $5,375,006, an increase of $699,064 over net income of $4,675,942 for the year ended December 31, 2003. As mentioned above, operating income (income before taxes and investment securities gains) grew by 43.6% in 2004 increasing from $3,790,383 in 2003 to $5,440,962 in 2004. Total assets grew to $610.8 million at
December 31, 2004 as compared with $522.7 million at December 31, 2003. Loan growth improved in 2004 with outstanding loans growing from $324.1 million at December 31, 2003 to $387.5 million at December 31, 2004, an increase of 19.6%. Total deposits increased $68.4 million to $456.7 million at December 31, 2004 from $388.3 million at December 31, 2003.

--------------------------------------------------------------------------------

                                 Total Deposits

 [THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]

    $205,300,000   $293,400,000   $357,600,000   $388,300,000   $456,700,000
--------------------------------------------------------------------------------
        2000           2001           2002           2003           2004

--------------------------------------------------------------------------------


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                  1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff were hired in the areas of correspondent lending, clearing and cash management and investment services. We are confident the high level of expertise and experience we have been able to attract to Nexity will allow us to expand our correspondent bank business significantly in the years ahead. The first annual Nexity Leadership Management Conference was held June 27-30, 2004 at Disney's Yacht Club Resort and was a tremendous success. The second annual Leadership Management Conference will be held July 28-31, 2005 at Disney's Boardwalk Resort in Orlando.

      Creating, managing and growing a fundamentally sound financial institution is a significant feat. Our tremendous growth ambitions bring additional material challenges to bear which require top managerial talent and effort. Nexity's management team and staff have performed admirably and produced results which rank Nexity at or near the very top in many performance ratios for its peer group banks which were started in 2000. As we look ahead to 2005 and beyond we are committed to maintaining our ambitious yet conservative approach to banking. With your continued encouragement and support we are positioned fundamentally to be aggressive as opportunities present themselves. Our Board of Directors, management and employees are appreciative of your investment and we look forward to a rewarding 2005.

                                        Sincerely,


                                        /s/ Greg L. Lee

                                        Greg L. Lee
                                        Chairman


2                                  NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[LOGO] NEXITY(SM)

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Nexity Financial Corporation

We have audited the accompanying consolidated balance sheets of Nexity Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nexity Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP
Birmingham, Alabama
March 4, 2005



NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                  3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Consolidated Balance Sheets

                                                                        December 31,
---------------------------------------------------------------------------------------------
                                                                   2004              2003
---------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                    $   1,581,296     $   2,091,562
   Interest-bearing deposits in other banks                      10,676,569        11,697,599
   Federal funds sold                                             2,832,526         6,342,307
   Investment securities available-for-sale, at fair value      200,658,859       176,012,083

   Loans, net of unearned income                                387,503,339       324,059,297
   Allowance for loan losses                                     (4,911,819)       (4,102,626)
---------------------------------------------------------------------------------------------
   Net loans                                                    382,591,520       319,956,671
---------------------------------------------------------------------------------------------

   Premises and equipment, net of accumulated depreciation          840,316         1,012,151
   Deferred tax asset                                             1,605,616           666,000
   Intangible assets                                                910,655           910,655
   Other assets                                                   9,068,311         3,990,021
---------------------------------------------------------------------------------------------

      Total assets                                            $ 610,765,668     $ 522,679,049
=============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Liabilities:
   Deposits:
      Demand Deposits                                         $   3,319,315     $   1,724,487
      NOW and money market accounts                             223,317,888       218,467,573
      Time deposits $100,000 and over                            61,476,666        48,883,269
      Other time and savings deposits                           168,577,473       119,179,888
---------------------------------------------------------------------------------------------
      Total deposits                                            456,691,342       388,255,217

   Federal funds purchased and securities
      sold under agreements to repurchase                         7,264,000         5,000,000
   Long-term borrowings                                          95,000,000        86,750,000
   Subordinated debentures                                       12,372,000         9,300,000
   Accrued expenses and other liabilities                         3,880,020         2,791,163
---------------------------------------------------------------------------------------------
      Total liabilities                                         575,207,362       492,096,380
---------------------------------------------------------------------------------------------

Stockholders' Equity:
   Preferred stock, $0.01 par value: 5,000,000
      shares authorized; shares issued and
      outstanding - none in 2004 and 2003                                 0                 0
   Common stock, $0.01 par value; 50,000,000
      shares authorized; shares issued
      and outstanding - 27,764,986 in 2004
      and 27,763,986 in 2003                                        277,650           277,640
   Surplus                                                       36,134,825        36,133,835
   Retained deficit                                              (1,197,254)       (6,572,260)
   Accumulated other comprehensive income                           343,085           743,454
---------------------------------------------------------------------------------------------
      Total stockholders' equity                                 35,558,306        30,582,669
---------------------------------------------------------------------------------------------

      Total liabilities and stockholders' equity              $ 610,765,668     $ 522,679,049
=============================================================================================

     The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


4                                  NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Consolidated Statements of Income

                                                                 Years ended December 31,
---------------------------------------------------------------------------------------------------
                                                            2004            2003            2002
---------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Interest and fees on loans                           $19,819,683    $ 17,767,432     $18,977,251
   Interest on taxable investment securities              8,500,225       7,545,492       4,981,244
   Interest on federal funds sold                           187,404         113,366         122,295
   Other interest income                                    104,870         240,908          89,370
---------------------------------------------------------------------------------------------------
         Total interest income                           28,612,182      25,667,198      24,170,160
---------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
   Interest on deposits                                   8,590,820       7,942,875      10,360,106
   Interest on short-term borrowings                         46,323           4,093           6,396
   Interest on long-term borrowings                       2,795,559       2,385,490       1,102,935
   Interest on subordinated debentures                      734,127         837,000         748,000
---------------------------------------------------------------------------------------------------
         Total interest expense                          12,166,829      11,169,458      12,217,437
---------------------------------------------------------------------------------------------------

Net interest income                                      16,445,353      14,497,740      11,952,723
Provision for loan losses                                 1,115,000       1,125,000       1,785,000
---------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses      15,330,353      13,372,740      10,167,723
---------------------------------------------------------------------------------------------------

NONINTEREST INCOME:
   Service charges on deposit accounts                       52,464          45,380          50,041
   Commissions and fees                                     326,445         331,975         323,319
   Gains on sales of investment securities                  207,690         371,249         150,625
   Brokerage and investment services income                 877,365         345,802          32,205
   Other operating income                                   240,370          16,720           4,812
---------------------------------------------------------------------------------------------------
         Total noninterest income                         1,704,334       1,111,126         561,002
---------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE:
   Salaries and employee benefits                         6,645,908       5,723,145       5,186,301
   Net occupancy expense                                    491,647         482,455         433,858
   Equipment expense                                        662,354         655,237         711,249
   Other operating expense                                3,586,126       3,461,397       3,120,477
---------------------------------------------------------------------------------------------------
         Total noninterest expense                       11,386,035      10,322,234       9,451,885
---------------------------------------------------------------------------------------------------

Income before income taxes                                5,648,652       4,161,632       1,276,840
Provisions (benefit) for income taxes                       273,646        (514,310)         70,110
---------------------------------------------------------------------------------------------------

Net income                                              $ 5,375,006    $  4,675,942     $ 1,206,730
===================================================================================================

Net income per share - basic                            $      0.19    $       0.17     $      0.04
===================================================================================================
Net income per share - diluted                          $      0.18    $       0.16     $      0.04
===================================================================================================
Weighted average common shares outstanding - basic       27,764,246      27,738,073      27,516,233
===================================================================================================

Weighted average common shares outstanding - diluted     30,006,279      29,976,951      29,980,939
===================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                  5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

                                                                         Years ended December 31,
-------------------------------------------------------------------------------------------------------------
                                                                 2004              2003              2002
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                $  5,375,006     $   4,675,942     $   1,206,730
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Accretion and amortization of investment securities          (3,364)          127,499          (292,106)
      Depreciation and amortization                               584,970           662,323           881,122
      Provision for loan losses                                 1,115,000         1,125,000         1,785,000
      Gain on sales of investment securities
         available-for-sale                                      (207,690)         (371,249)         (150,625)
      Change in other assets                                     (913,952)       (1,350,355)         (582,912)
      Change in other liabilities                               1,089,610          (109,399)         (105,051)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       7,039,580         4,759,761         2,742,158
-------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchase of investment securities available-for-sale       (72,576,526)     (124,202,012)     (103,518,287)
   Proceeds from sales of investment securities
      available-for-sale                                        6,867,543        12,962,276         2,150,625
   Proceeds from maturities of investment securities
      available-for-sale                                       40,637,756        66,502,851        34,288,324
   Net increase in loans                                      (63,749,849)       (9,589,410)      (36,503,648)
   Purchase of cash surrender value life insurance             (5,000,000)                0                 0
   Capital expenditures                                          (282,706)         (156,201)         (164,155)
-------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                        (94,103,782)      (54,482,496)     (103,747,141)
-------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net change in deposits                                      68,436,125        30,326,586        64,290,948
   Net change in short-term borrowings                          2,264,000         5,000,000                 0
   Net change in long-term borrowings                           8,250,000        25,000,000        40,000,000
   Proceeds from issuance of common stock                           1,000            51,194           682,252
   Net change in subordinated debentures                        3,072,000                 0         2,000,000
-------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                      82,023,125        60,377,780       106,973,200
-------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                        (5,041,077)       10,655,045         5,968,217
Cash and cash equivalents at January 1                         20,131,468         9,476,423         3,508,206
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                     $ 15,090,391     $  20,131,468     $   9,476,423
=============================================================================================================

Supplemental disclosures of cash flow information:
Cash paid during the period for:
   Interest                                                  $ 10,567,122     $  10,479,945     $  11,878,311
   Income taxes                                                   366,405           327,789           203,010
=============================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


6                                  NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Consolidated Statements of Changes in Stockholders' Equity

                                                                                                      Accumulated
                                                 Common Stock                           Retained         other          Total
                                          -------------------------                     earnings     comprehensive  stockholders'
                                            Shares         Amount        Surplus        (deficit)    income (loss)      equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001              27,446,720    $   274,467    $35,403,562    $(12,454,932)   $ 1,253,737    $24,476,834
Common stock issued pursuant to:
   Common Stock Offering,
      net of direct costs                    258,333          2,583        678,419                                       681,002
   Stock Option Plan                             250              3          1,247                                         1,250
Comprehensive income:
   Net income                                                                           1,206,730                      1,206,730
   Other comprehensive income,
      net of tax and reclassification
      adjustment:
      Unrealized gains on
         investment securities                                                                            140,252        140,252
                                                                                                                     -----------
Total comprehensive income                                                                                             1,346,982
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002              27,705,303        277,053     36,083,228    (11,248,202)      1,393,989     26,506,068
Common stock issued pursuant to:
   Stock Option Plan                          58,683            587         50,607                                        51,194
Comprehensive income:
   Net income                                                                           4,675,942                      4,675,942
   Other comprehensive income,
      net of tax and
      reclassification adjustment:
      Unrealized losses on
         investment securities                                                                           (650,535)      (650,535)
                                                                                                                     -----------
Total comprehensive income                                                                                             4,025,407
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003              27,763,986        277,640     36,133,835     (6,572,260)        743,454     30,582,669
Common stock issued pursuant to:
   Stock Option Plan                           1,000             10            990                                         1,000
Comprehensive income:
   Net income                                                                           5,375,006                      5,375,006
   Other comprehensive income
      net of tax and
      reclassification adjustment:
      Unrealized losses on
         investment securities                                                                           (400,369)      (400,369)
                                                                                                                     -----------
Total comprehensive income                                                                                             4,974,637
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004              27,764,986    $   277,650    $36,134,825    $(1,197,254)    $   343,085    $35,558,306
=================================================================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                  7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation: Nexity Financial Corporation (the "Corporation") is a registered bank holding company incorporated on March 12, 1999 under the laws of the State of Delaware. The Corporation was formed to enter the commercial banking business and to invest in other bank-related businesses. The Corporation provides its customers with banking services through its subsidiary, Nexity Bank (the "Bank"), and owns 100% of its issued and outstanding capital stock. Nexity Capital Trust II, a statutory trust and wholly owned subsidiary, was established by the Corporation on May 20, 2004. Nexity Capital Trust II is a special interest nonbank subsidiary that issues trust preferred securities, whereby the proceeds from the issuance are loaned to the Corporation.

Consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation. In accordance with the revised Financial Accounting Standards Board Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by businesss enterprises of variable interest entities, the Corporation deconsolidated one trust subsidiary at December 31, 2004, which had been formed to raise capital by issuing preferred securities to institutional investors.

Use of Estimates: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines at the time of purchase the classification of investment securities as either held-to-maturity or available-for-sale. In determining such classification, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. All other investment securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis as accumulated other comprehensive income. Realized gains and losses are recognized on the specific identification method. Premiums and discounts are included in the basis of investment securities and are recognized in income using the effective interest method.

Brokerage and Investment Services: Fee income is derived from providing brokerage and investment services to correspondent banks. Fee income is recognized on a trade date basis.

Loans and Allowance for Loan Losses: Loans are reported at their face amount less payments collected. Unearned income on discounted loans is reported as a reduction of the loan balances and is recognized as income using the sum-of-the-months-digits method, a method approximating the effective interest method. Interest on loans is principally recognized over the term of the loan based on the loan balance outstanding.

Net nonrefundable fees and direct costs of loan originations are deferred and amortized over the lives of the underlying loans as an adjustment to interest income in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions. When a loan becomes 90 days past due as to interest or principal or serious doubt exists as to collectibility, the accrual of income is discontinued unless the loan is well secured and in process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Corporation measures loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is the Corporation's policy to apply the provisions of SFAS No. 114 to all impaired commercial and commercial real estate loans on a loan-by-loan basis.


8                                  NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is based on a review of individual loans, recent loss experience, current economic conditions, risk characteristics of the various classifications of loans, underlying collateral values, and other relevant factors.

A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. For purposes of this review, the portfolio is segregated between commercial and consumer loans. Every commercial loan is assigned a risk rating based on a numerical scale of one to ten by loan officers using established credit policy guidelines. These risk ratings are reviewed periodically and adjusted as warranted and are subject to review by loan review personnel and bank regulators. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocations are based on historical loss factors, taking into consideration current economic conditions, recent trends in the portfolio and trends in the industry. Any adversely classified commercial loans greater than $50,000 are individually evaluated and a specific allowance allocated for any impairment losses identified. The consumer loan portfolio is separated by loan type into homogeneous pools and an allocation is made for each pool based on historical loss factors, taking into consideration recent trends in the portfolio, recent trends in the industry, and economic conditions.

Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs. It is possible that a change in the relevant factors used in management's evaluation may occur in the future.

Foreclosed Properties: Assets are classified as foreclosed properties upon actual foreclosure or when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place.

Foreclosed properties are carried at the lower of the recorded amount of the loan for which the property previously served as collateral, or the fair value of the property less estimated costs to sell.

Prior to foreclosure, the recorded amount of the loan is reduced, if necessary, to the fair value, less estimated costs to sell. Subsequent to foreclosure, gains and losses on the sale of and losses on the periodic revaluation of foreclosed properties are credited or charged to expense. Net costs of maintaining foreclosed properties are expensed as incurred.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life (5 to 40 years for buildings and improvements; 3 to 7 years for furniture and equipment). Gains or losses on routine dispositions are charged to operating expenses, and improvements and betterments are capitalized. Interest costs incurred related to the construction of banking premises is included in the cost of the related asset.

Intangible Assets: At December 31, 2004 and 2003, the Corporation had no unamortized goodwill. The Corporation had $910,655 in unamortized other intangible assets at December 31, 2004 and 2003. The other intangible asset is the bank charter, which upon adoption of SFAS No. 142, the Corporation no longer amortizes. In accordance with SFAS No. 142, the Corporation's bank charter is reviewed at least annually to ensure that there have been no events or circumstances resulting in an impairment of the recorded amount of the intangible asset. Adverse changes in the economic environment, operations of the business unit, or other factors could result in a decline in the implied fair value. If the implied fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to fair value.

Segment Information: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that public business enterprises report certain information about operating segments in their annual financial statements. It also requires that enterprises disclose information about products and services provided by significant segments, geographic areas, major customers, differences between the measurement used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in measurement of segment amounts from period to period.

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. During 2004 and 2003, the Corporation did not have any reportable segments.

Income Taxes: The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The Corporation and its subsidiaries file a consolidated federal income tax return. The consolidated financial statements (including the provision for income taxes) are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this method, the Corporation's deferred tax assets and liabilities are determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                  9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Earnings Per Share: Earnings per share computations are based upon the weighted average number of shares outstanding during the periods. Diluted earnings per share computations are based upon the weighed average number of shares outstanding during the periods plus the dilutive effect of outstanding stock options.

Stock Based Compensation: The Corporation has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25) and related interpretations in accounting for its employee stock options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (Statement 123) which allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Opinion 25. The Corporation recognized expense related to stock option grants in its pro forma disclosures according to the accelerated expense attribution model under FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans." No option-based employee compensation cost is reflected in reported net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

Statement of Cash Flows: For purposes of the Consolidated Statement of Cash Flows, the Corporation has defined cash on hand, amounts due from banks, and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.

Comprehensive Income: SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. The statement requires additional reporting of items that are recorded directly to shareholders' equity, but not reported in net income, such as unrealized gains and losses on available-for-sale securities. The Corporation elected to present the required disclosures in the Consolidated Statements of Changes in Stockholders' Equity.

New Accounting Standards: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of APB Opinion No. 51, (Interpretation 46). Interpretation 46 addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, (2) The equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights,
(b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing expected losses. Interpretation 46 does not require consolidation by transferors to qualifying special purpose entities. Interpretation 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In December 2003, the FASB reissued Interpretation 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain variable interest entities commonly referred to as special-purpose entities as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. Management continues to evaluate the applicability of Interpretation 46. The application of Interpretation 46 did not have a material impact on the Corporation's financial condition, results of operations, or liquidity.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on the financial condition or results of operations of the Corporation. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2004, but will continue to evaluate the applicability of this deferral.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue 03-01, "Meaning of Other Than Temporary Impairment," which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-01, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position
(FSP) EITF 03-1-1, which delayed the effective date for certain measurement recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on financial condition, the results of operations, or liquidity.


10                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. On July 1, 2005, the Corporation will adopt the provisions of SFAS No. 123 and begin recognizing compensation expense ratably in the income statement, based on the estimated fair value of all awards granted to employees after July 1, 2005. SFAS No. 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. The Corporation is currently assessing the impact of adopting the provisions of this standard.

In  December  2004,  the FASB issued SFAS No.  153,  "Exchanges  of  Nonmonetary
Assets," an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required by regulation to maintain average cash reserve balances based on a percentage of deposits. There were no required cash reserve balances for the periods ended December 31, 2004 and 2003.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENT SECURITIES

      The   amortized   cost   and   fair   value   of   investment   securities
available-for-sale at December 31 are presented below:

                                                                   2004
      ----------------------------------------------------------------------------------------------
                                                           Gross           Gross
                                         Amortized      Unrealized       Unrealized         Fair
                                           Cost            Gains           Losses           Value
      ----------------------------------------------------------------------------------------------
      Securities of U.S. Government
         agencies and corporations     $ 55,050,059    $    307,447    $    (40,498)    $ 55,317,008
      Mortgage-backed securities        131,021,887         766,506        (703,767)     131,084,626
      Other debt securities               8,000,408         214,892               0        8,215,300
      ----------------------------------------------------------------------------------------------
      Total debt securities             194,072,354       1,288,845        (744,265)     194,616,934
      Equity securities                   6,041,925               0               0        6,041,925
      ----------------------------------------------------------------------------------------------
      Total investment securities      $200,114,279    $  1,288,845    $   (744,265)    $200,658,859
      ==============================================================================================

                                                                   2003
      ----------------------------------------------------------------------------------------------
                                                           Gross           Gross
                                         Amortized      Unrealized       Unrealized         Fair
                                           Cost            Gains           Losses           Value
      ----------------------------------------------------------------------------------------------
      Securities of U.S. Government
         agencies and corporations     $ 55,723,832    $    825,530    $    (19,000)    $ 56,530,362
      Mortgage-backed securities        106,230,482         803,184        (651,199)     106,382,467
      Other debt securities               7,988,530         221,570               0        8,210,100
      ----------------------------------------------------------------------------------------------
      Total debt securities             169,942,844       1,850,284        (670,199)     171,122,929
      Equity securities                   4,889,154               0               0        4,889,154
      ----------------------------------------------------------------------------------------------
      Total investment securities      $174,831,998    $  1,850,284    $   (670,199)    $176,012,083
      ==============================================================================================

      The amortized cost and fair value of debt securities available-for-sale at December 31, 2004, based on contractual maturities, are shown below. Actual maturities may differ from contractual maturities or maturities shown below because borrowers have the right to prepay obligations with or without prepayment penalties.

                                                 Amortized          Fair
                                                    Cost            Value
      ----------------------------------------------------------------------
      Due in one year or less                   $          0    $          0
      Due after one year through five years       18,438,273      18,389,996
      Due after five years through ten years      46,328,385      46,597,412
      Due after ten years                        129,305,696     129,629,526
      ----------------------------------------------------------------------
      Total                                     $194,072,354    $194,616,934
      ======================================================================

      Investment securities with a fair value of $96,386,789 and $89,108,271 at December 31, 2004 and 2003, respectively, were pledged as collateral for borrowed funds.

      Proceeds from sales of investment securities available-for-sale were $6,867,543, $12,962,276 and $2,150,625 in 2004, 2003 and 2002, respectively.
Gains of $207,690, $371,249 and $150,625 were realized on these sales during 2004, 2003 and 2002, respectively. There were no realized losses in 2004, 2003 and 2002.

      The reclassification of unrealized holding gains to net gains realized in net income in 2004 is presented below:

      ------------------------------------------------------------------------------------------------
      Decrease in unrealized holding gains on available-for-sale securities, net of tax      $(269,524)

      Less: Net gains realized on available-for-sale securities sold, net of tax               130,845
      ------------------------------------------------------------------------------------------------
      Change in unrealized gains on available-for-sale securities, net of tax of $235,137    $(400,369)
      ================================================================================================


12                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      The fair value and unrealized losses on investment securities with unrealized losses at December 31, 2004 are presented below. The fair value and unrealized losses are presented for those securities that have had unrealized losses for less than 12 months and those that have been in an unrealized loss position for 12 consecutive months or longer.

                                 --------------------------------------------------------------------------------------
                                     Less than 12 months           12 months or longer                 Total
                                 --------------------------    --------------------------    --------------------------
                                    Fair        Unrealized        Fair        Unrealized        Fair        Unrealized
                                    Value         Losses          Value         Losses          Value         Losses
                                 --------------------------------------------------------------------------------------
Securities of U.S. Government
   agencies and corporations     $ 8,227,514    $    40,498    $         0    $         0    $ 8,227,514    $    40,498
Mortgage-backed securities        45,833,475        310,468     22,737,280        393,299     68,570,755        703,767
Other debt securities                      0              0              0              0              0              0
                                 --------------------------------------------------------------------------------------
Total debt securities             54,060,989        350,966     22,737,280        393,299     76,798,269        744,265
Equity securities                          0              0              0              0              0              0
                                 --------------------------------------------------------------------------------------
Total investment securities      $54,060,989    $   350,966    $22,737,280    $   393,299    $76,798,269    $   744,265
                                 ======================================================================================

      The above securities are considered temporarily impaired and no loss has been recognized on these securities since there has been no deterioration in the credit quality of the issuers of these securities and the unrealized losses are due to changes in interest rates. The Corporation has both the intent and ability to hold the securities for a time necessary to recover the unrealized loss.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

      Loans at December 31 are comprised of the following:

                                                     2004              2003
      -------------------------------------------------------------------------
      Commercial, financial, and agricultural   $  86,660,894     $  70,748,448
      Real estate-construction                    108,000,807        77,648,068
      Real estate-mortgage                        140,520,747       131,512,411
      Installment loans to individuals             20,664,146        14,840,957
      Home equity lines of credit                  29,501,006        23,838,617
      Lease financing receivables                   1,952,843         5,420,936
      Other loans                                     208,147           107,071
      -------------------------------------------------------------------------
      Gross Loans                                 387,508,590       324,116,508
      Unearned income                                  (5,251)          (57,211)
      -------------------------------------------------------------------------
      Total Loans                                 387,503,339       324,059,297
      Allowance for loan losses                    (4,911,819)       (4,102,626)
      -------------------------------------------------------------------------
      Net Loans                                 $ 382,591,520     $ 319,956,671
      =========================================================================

      The following table presents selected loan maturities and interest rate sensitivity at December 31, 2004:

                                                     One Year         One to         Over Five
                                                      or Less       Five Years         Years           Total
      ---------------------------------------------------------------------------------------------------------
      Types of loans:
         Commercial, financial and agricultural    $ 13,306,132    $ 40,546,627    $ 32,808,135    $ 86,660,894
         Real estate - construction                  59,389,144      46,148,790       2,462,873     108,000,807
         Real estate - mortgage                      41,169,063      88,878,725      10,472,959     140,520,747
         Installment loans to individuals            10,870,374       5,985,311       3,808,461      20,664,146
         Home equity lines of credit                          0          55,499      29,445,507      29,501,006
         Lease financing receivables                  1,113,659         833,933               0       1,947,592
         Other loans                                    208,147               0               0         208,147
      ---------------------------------------------------------------------------------------------------------
               Total loans                         $126,056,519    $182,448,885    $ 78,997,935    $387,503,339
      =========================================================================================================

      Total of loans above with:
         Fixed interest rates                      $ 19,659,893    $ 18,182,985    $  7,441,000    $ 45,283,878
         Variable interest rates                    106,396,626     164,265,900      71,556,935     342,219,461
      ---------------------------------------------------------------------------------------------------------
               Total loans                         $126,056,519    $182,448,885    $ 78,997,935    $387,503,339
      =========================================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      Directors and executive officers of the Corporation are loan and deposit customers and have other transactions with the Corporation in the ordinary course of business. Total loans to these persons were $3,818,000 and $6,344,000 at December 31, 2004 and 2003, respectively. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and involve no unusual risk or collectibility.

      Activity in the allowance for loan losses is summarized as follows:

                                                        2004            2003            2002
      -----------------------------------------------------------------------------------------
      Balance at beginning of year                  $ 4,102,626     $ 3,867,872     $ 3,416,090
      Provision for loan losses                       1,115,000       1,125,000       1,785,000
      Recoveries on loans previously charged off         34,981          61,829          28,344
      Loans charged off                                (340,788)       (952,075)     (1,361,562)
      -----------------------------------------------------------------------------------------
      Balance at end of year                        $ 4,911,819     $ 4,102,626     $ 3,867,872
      =========================================================================================

      Nonperforming assets (including cash basis loans) at December 31, held by the Corporation, are summarized below:

                                                              2004        2003
      --------------------------------------------------------------------------
      Nonaccrual loans                                     $1,811,446   $229,137
      Loans past due 90 days or more                                0     71,402
      Other real estate owned                                  82,000    580,316
      --------------------------------------------------------------------------

      Total nonperforming assets                           $1,893,446   $880,855
      ==========================================================================

      Interest income which would have been recorded on
         nonaccrual loans pursuant to original terms       $   76,683   $    817
      Interest income recorded on nonaccrual loans         $        0   $      0
      --------------------------------------------------------------------------

      Impaired loans are loans for which it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. At December 31, 2004 and 2003, the Corporation had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003.

      At December 31, 2004 and 2003, the Corporation did not have any loans for which terms had been modified in troubled debt restructurings.

NOTE 5 - PREMISES AND EQUIPMENT

      Premises and equipment at December 31, consist of the following:

                                                2004              2003
      -------------------------------------------------------------------
      Leasehold improvements                $   155,833       $   155,833
      Furniture and equipment                 2,879,602         2,615,137
      -------------------------------------------------------------------
      Total                                   3,035,435         2,770,970
      Accumulated depreciation               (2,195,119)       (1,758,819)
      -------------------------------------------------------------------
      Net premises and equipment            $   840,316       $ 1,012,151
      ===================================================================

      Provision for depreciation included in noninterest expense in 2004, 2003, and 2002 was $454,540, $479,694, and $524,333 respectively. The Corporation has entered into various noncancellable operating leases for buildings and equipment used in its operations. Certain leases have various renewal options which include increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2004, 2003, and 2002 were $451,172, $430,216, and $385,343, respectively.

      At  December  31,  2004,   future   minimum   rental   commitments   under
noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

      2005                                                      $  382,432
      2006                                                         283,018
      2007                                                          92,931
      2008                                                          92,932
      2009 and thereafter                                          201,352
      --------------------------------------------------------------------
      Total minimum obligation                                  $1,052,665
      ====================================================================


14                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 6 - INTANGIBLE ASSETS

      Upon the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the Corporation ceased amortizing other intangible assets. The Corporation has had no changes in the carrying amount of intangible assets during the years ended December 31, 2004 and 2003.

NOTE 7 - OTHER ASSETS AND OTHER LIABILITIES

      Other assets at December 31 are comprised of the following:

                                                         2004          2003
      ------------------------------------------------------------------------
      Accrued interest on loans and securities        $2,899,213    $2,549,959
      Cash surrender value life insurance              5,159,130             0
      Prepaid expenses                                   465,687       361,873
      Software                                           143,708       249,043
      Other real estate                                   82,000       580,316
      Other                                              318,573       248,830
      ------------------------------------------------------------------------
      Total other assets                              $9,068,311    $3,990,021
      ========================================================================

Accrued expenses and other liabilities at December 31 are comprised of the following:

                                                         2004          2003
      ------------------------------------------------------------------------
      Accrued interest on deposits                    $1,923,813    $1,087,322
      Accrued interest on borrowings                     290,079       260,990
      Accrued salaries and employee benefits             539,958       457,186
      Accounts Payable                                   445,786       361,516
      Deferred tax liability-unrealized
         gains on securities AFS                         201,495       436,631
      Other                                              478,889       187,518
      ------------------------------------------------------------------------
      Total accrued expenses and other liabilities    $3,880,020    $2,791,163
      ========================================================================

NOTE 8 - DEPOSITS

      The aggregate amount of time deposits of $100,000 or more at December 31, 2004 was $61,476,666. At December 31, 2004, the aggregate maturities of time deposits of $100,000 or more are summarized as follows:

      2005                                                     $57,132,828
      2006                                                       4,343,838
      --------------------------------------------------------------------
      Total                                                    $61,476,666
      ====================================================================

NOTE 9 - INCOME TAXES

      The components of consolidated income tax expense for the years ended December 31, 2004, 2003, and 2002 are as follows:

                                                   2004            2003            2002
      ------------------------------------------------------------------------------------
      Current:
         Federal                               $   971,758     $         0     $         0
         State                                     239,254         151,690          70,110
      ------------------------------------------------------------------------------------
            Total                                1,211,012         151,690          70,110
      ------------------------------------------------------------------------------------
      Deferred:
         Federal                                  (671,293)       (630,000)              0
         State                                    (266,073)        (36,000)              0
      ------------------------------------------------------------------------------------
            Total                                 (937,366)       (666,000)              0
      ------------------------------------------------------------------------------------
      Provisions (benefit) for income taxes    $   273,646     $  (514,310)    $    70,110
      ====================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      The significant components of the Corporation's deferred tax liabilities and assets recorded pursuant to SFAS No. 109 and included in other assets in the Consolidated Balance Sheets at December 31, 2004 and 2003 are as follows:

                                                  2004            2003
      -------------------------------------------------------------------
      Deferred tax liabilities:
         Tax depreciation over book           $   (77,179)    $  (104,441)
         Loan loss recapture                     (272,913)       (350,888)
         Unrealized gain - AFS securities        (201,495)       (436,631)
         Other                                    (42,713)              0
      -------------------------------------------------------------------
      Total deferred tax liabilities          $  (594,300)    $  (891,960)
      -------------------------------------------------------------------
      Deferred tax assets:
         Allowance for loan losses              1,817,373       1,517,972
         Net operating loss carryforward          267,157       1,156,620
         Start up and organizational costs              0         266,280
         Accrued bonuses                           72,610          79,041
         Nonaccrual loan interest                  35,427          14,227
         OREO Write-offs                           57,553          30,017
         AMT tax credits                           15,458          70,579
      -------------------------------------------------------------------
      Total deferred tax assets                 2,265,578       3,134,736
      -------------------------------------------------------------------

      Less: valuation allowance                  (267,157)     (2,013,405)
      -------------------------------------------------------------------

      Net deferred tax assets                 $ 1,404,121     $   229,371
      ===================================================================

      The realization of deferred tax assets will be based on future taxable income.

      At December 31, 2003, the Corporation had net operating loss carryforwards of $3,348,370 that were used in 2004.

      Total income tax expense differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate (34%) to pretax income as a result of the following differences for the years ended December 31, 2004, 2003 and 2002:

                                                             2004            2003            2002
      ----------------------------------------------------------------------------------------------
      Tax expense at statutory rate                      $ 1,920,542     $ 1,414,955     $   434,126
         Increase (decrease) in taxes resulting from:
         Increase / (decrease) in valuation allowance     (1,746,249)     (2,030,519)       (531,506)
         Other non-deductible expenses                       (29,011)        (91,560)         15,291
         State income taxes                                  (17,700)         76,355          46,273
         Tax contingency reserve                             150,000               0               0
         Other, net                                           (3,936)        116,459         105,926
      ----------------------------------------------------------------------------------------------
         Total                                           $   273,646     $  (514,310)    $    70,110
      ==============================================================================================

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings at December 31 include the following:

                                                          2004          2003
      -------------------------------------------------------------------------
      Federal funds purchased                         $ 7,264,000   $ 5,000,000
      Weighted average interest rate at December 31          2.13%         0.88%
      Weighted average interest rate during the year         1.43          1.20
      Maximum amount outstanding at any month-end     $14,958,000   $ 9,594,267
      Average amount outstanding during the year        3,241,081       341,744
      -------------------------------------------------------------------------

      The Bank has unsecured federal funds lines of credit with correspondent banks totaling $10.0 million. The Bank has a secured federal funds line of credit with a correspondent bank totaling $10.0 million. The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank's total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities.

      The Bank provides clearing and cash management services to community banks. As part of this program the Bank may retain a portion of these funds as unsecured federal funds purchased up to the limit established by the community bank. The Bank typically sells a significant portion of these funds to upstream correspondent banks. At December 31, 2004, the Bank's total federal funds purchased through this program was $7,264,000.


16                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 11 - LONG-TERM DEBT

      Advances from the FHLB with an initial maturity of more than one year totaled $95,000,000 and $85,000,000 at December 31, 2004 and 2003, respectively. These advances are collateralized by the same collateral agreements as short-term funds from the FHLB (See Note 10). Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014.

      The FHLB has the option to convert $25,000,000 in advances to three month LIBOR-based floating rate advances in 2005, $10,000,000 in 2006, $10,000,000 in 2007, $10,000,000 in 2008, and $5,000,000 in 2009.

Principal maturities on long-term debt are summarized below:

      2005                                                     $ 5,000,000
      2006                                                      10,000,000
      2007                                                      35,000,000
      2008                                                               0
      2009 and thereafter                                       45,000,000
      --------------------------------------------------------------------
      Total                                                    $95,000,000
      ====================================================================

NOTE 12 - JUNIOR  SUBORDINATED  DEBENTURES  OWED TO  UNCONSOLIDATED   SUBSIDIARY
          TRUSTS

      On June 28, 2002, April 30, 2001, September 27, 2001, and October 30, 2001, Nexity Capital Trust I, a Delaware statutory trust established by the Corporation, received $2,000,000, $5,000,000, $1,300,000 and $1,000,000, respectively, in proceeds in exchange for a total of $9,300,000 principal amount of Nexity Capital Trust I's 9.0% cumulative trust preferred securities in a trust preferred private placement. The proceeds were used to purchase an equal principal amount of 9.0% subordinated debentures of the Corporation. On June 1, 2004, the Corporation and Nexity Capital Trust I called the subordinated debentures of the Corporation and the trust preferred securities, respectively in full.

      The Corporation formed Nexity Capital Trust II, a Delaware statutory trust, of which 100% of the common equity is owned by the Corporation. The trust was formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds for the sale of such trust preferred securities solely in junior subordinated debt securities of the Corporation (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the trust preferred securities issued by the trust are payable quarterly at a rate per annum equal to three-month LIBOR plus 280 basis points.

      The Corporation has fully and unconditionally guaranteed all obligations of Nexity Capital Trust II on a subordinated basis with respect to the trust preferred securities. The trust preferred securities and subordinated debentures have 30-year lives with a call option on July 23, 2009 and each interest date thereafter, subject to regulatory approval, or earlier, depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

      Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines.

      As a result of applying the provisions of FIN 46, governing when an equity interest should be consolidated, the Corporation was required to deconsolidate the subsidiary trust from its financial statements in 2004. The deconsolidation of the net assets and results of operations of the trust had virtually no impact on the Corporation's financial statements or liquidity position, since the Corporation continues to be obligated to repay the debentures held by the trust and guarantees repayment of the trust preferred securities issued by the trust.

      Consolidated debt obligations related to subsidiary trust holding solely debentures of the Corporation follows:

                                                                                   December 31,
                                                                                2004           2003
      ------------------------------------------------------------------------------------------------
      3-month LIBOR plus 2.80% junior subordinated debentures owed
         to Nexity Capital Trust II due July 23, 2034                       $12,372,000    $         0
      9.0% junior subordinated debentures owed to Nexity Capital Trust I
         called on June 1, 2004                                                       0      9,300,000
      ------------------------------------------------------------------------------------------------
      Total junior subordinated debentures owed to unconsolidated
         subsidiary trusts                                                  $12,372,000    $ 9,300,000
      ================================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 17
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 13 - OTHER OPERATING EXPENSE

      Other operating expense for the years ended December 31, includes the following:

                                             2004         2003         2002
      ------------------------------------------------------------------------
      Travel and lodging                  $  239,253   $  288,844   $  179,634
      Telephone and data communications      256,729      312,369      270,345
      Software maintenance contracts         191,596      185,330      116,270
      Director fees                          333,250      292,000      176,000
      Consulting fees                        211,373      195,802      129,554
      Investment seminars                    206,599       40,000            0
      Advertising                            184,509      132,635      108,960
      Other                                1,962,817    2,014,417    2,139,714
      ------------------------------------------------------------------------
      Total                               $3,586,126   $3,461,397   $3,120,477
      ========================================================================

NOTE 14 - PER SHARE INFORMATION

      SFAS No. 128, "Earnings Per Share," requires dual presentation of basic and diluted EPS on the face of the Consolidated Statement of Income and requires a reconciliation of the numerator and denominator of the diluted EPS calculation.

      Net income per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Net income per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

      In accordance with SFAS No. 128, the calculation of net income per share - basic and net income per share - diluted for the years ended December 31 are presented below:

                                                                   2004           2003           2002
      --------------------------------------------------------------------------------------------------
      Net income per share - basic computation
         Net income                                            $ 5,375,006    $ 4,675,942    $ 1,206,730
         Income applicable to common shareholders              $ 5,375,006    $ 4,675,942    $ 1,206,730
      ==================================================================================================
         Weighted average common shares outstanding - basic     27,764,246     27,738,073     27,516,233
      --------------------------------------------------------------------------------------------------
         Net income per share - basic                          $      0.19    $      0.17    $      0.04
      ==================================================================================================

      Net income per share - diluted computation
      Income applicable to common shareholders                 $ 5,375,006    $ 4,675,942    $ 1,206,730
      ==================================================================================================
      Weighted average common shares outstanding - basic        27,764,246     27,738,073     27,516,233
      Incremental shares from assumed conversions:
         Stock options                                           2,242,033      2,238,878      2,464,706
      --------------------------------------------------------------------------------------------------
      Weighted average common shares outstanding - diluted      30,006,279     29,976,951     29,980,939
      --------------------------------------------------------------------------------------------------
      Net income per share - diluted                           $      0.18    $      0.16    $      0.04
      ==================================================================================================

      Options to purchase 7,703,645, 7,513,895, and 7,233,645 shares of common stock at a price range of $1 to $5 per share were outstanding during 2004, 2003 and 2002, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLANS

      The Corporation adopted a pre-tax savings plan ("401(k) Plan"), which covers substantially all employees of the Corporation effective January 1, 2000. The 401(k) Plan allows for employer matching contributions and discretionary profit sharing contributions. The Board of Directors approved a discretionary employer matching contribution and a profit sharing contribution to the 401(k) Plan in 2004, 2003 and 2002. Total expenses of the 401(k) Plan, including amounts contributed, which are included in employee benefits expense for the years ended December 31, 2004, 2003 and 2002 were $200,952, $186,876, and
$170,432, respectively.

      Beginning in 2004, the Corporation maintains Supplementary Executive Retirement Plans ("SERPs") for certain officers. These plans provide salary continuation benefits after the participant reaches normal retirement age and continue for 15 years. The SERPs also provide limited benefits in the event of early termination, death, or disability while employed by the Corporation. The officers vest in the benefits over a ten-year period as defined by the SERPs. In the event of a change of control of the Corporation as defined in the SERPs, the officers become 100% vested in the total benefit. The Corporation has purchased life insurance policies on these officers in order to fund the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs.


18                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 16 - STOCK OPTION PLAN

      During 1999, the Corporation adopted a stock option plan covering certain of its officers, employees and directors. The maximum number of shares issuable under the plan is 9,000,000. Options granted under the plan become exercisable generally over a three-year period. Some of the options granted under the plan became exercisable immediately. Options granted under the plan expire in periods of five to ten years from the date of grant.

      Activity under the plan is summarized below:

                                             2004                          2003                          2002
-----------------------------------------------------------------------------------------------------------------------
                                                  Weighted-                     Weighted-                     Weighted-
                                                   Average                       Average                       Average
                                                  Exercise                      Exercise                      Exercise
                                     Shares         Price          Shares         Price          Shares         Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of period             7,513,895     $     1.86      7,233,645     $     1.76      7,217,637     $     1.80
Granted                              216,500           3.25        610,000           3.00        390,592           4.00
Exercised                             (1,000)         (1.00)       (67,500)         (1.00)          (250)         (5.00)
Expired                              (25,750)         (4.61)      (262,250)         (1.94)      (374,334)         (5.00)
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of period       7,703,645     $     1.89      7,513,895     $     1.86      7,233,645     $     1.76
=======================================================================================================================

Options exercisable at
   end of period                   7,211,740     $     1.80      6,772,286     $     1.67      6,406,608     $     1.52

Weighted-average fair value of
   options granted
   during the period              $     0.42                    $     0.34                    $     0.39

      At December 31, 2004, 7,211,740 optioned shares were exercisable at prices between $1.00 and $5.00 per share for a total of $12,975,312. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. No income or expense has been recognized in connection with the exercise of these stock options and any tax benefit earned in 2004, 2003 and 2002 has been reserved. The following table summarizes information about stock options outstanding at December 31, 2004.

                                   Options Outstanding                           Options Exercisable
                  ----------------------------------------------------   ----------------------------------
                       Number      Weighted-Average                          Number
    Range of        Outstanding       Remaining       Weighted-Average     Exercisable     Weighted-Average
Exercise Prices   at December 31   Contractual Life    Exercise Price    at December 31     Exercise Price
----------------------------------------------------------------------   ----------------------------------
     $1.00           5,401,500        4.42 Years         $     1.00         5,401,500         $     1.00
      3.00           1,105,349        6.17 Years               3.00           738,694               3.00
      3.50             106,500        9.99 Years               3.50                 0               3.50
      5.00           1,090,296        4.98 Years               5.00         1,071,546               5.00
                  ----------------------------------------------------   ----------------------------------
                     7,703,645        4.83 Years         $     1.89         7,211,740         $     1.80
                  ====================================================   ==================================

      The Corporation has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed in Opinion 25. Pro forma net income and net income per share data as if the fair value approach had been applied in measuring compensation costs is presented below for the years ended December 31, 2004, 2003 and 2002.

                                                   2004          2003          2002
      --------------------------------------------------------------------------------
      Pro forma net income                      $5,251,344    $4,292,169    $  353,527
      Pro forma net income per share-basic      $     0.19    $     0.15    $     0.01
      Pro forma net income per share-diluted    $     0.18    $     0.14    $     0.01


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      The fair value of each grant is estimated on the date of grant, using the minimum value option pricing method with the following weighted-average assumptions used for grants: expected dividend yield of 0% in 2004, 2003 and 2002; expected option life of 4.1 years in 2004, 4.2 years in 2003 and 3.8 years in 2002; and a risk-free interest rate of 3.07% in 2004, 2.80% in 2003 and 2.96% in 2002.

NOTE 17 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized (See Note 18).

      Many of the Corporation's financial instruments lack an available trading market as characterized by a willing buyer and a willing seller engaging in an exchange transaction. Further, the Corporation's general practice is to hold its financial instruments to maturity and not to engage in trading activities. Therefore, significant estimates and present value calculations were used by the Corporation for the purpose of this disclosure. Such estimates involve judgments as to economic conditions, risk characteristics, and future expected loss experience of various financial instruments and other factors that cannot be determined with precision. The fair value estimates presented herein are based on information available to management as of December 31, 2004 and 2003.

      The  following is a  description  of the methods and  assumptions  used to
estimate  the  fair  value  of  each  class  of  the   Corporation's   financial
instruments:

      Cash and short-term investments: The carrying amount is a reasonable estimate of fair value.

      Investment securities: For securities available-for-sale, fair value equals the carrying amount which is generally the quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

      Loans: For certain categories of loans, such as variable rate loans and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value because there is no contractual maturity and/or the Corporation has the ability to reprice the loan as interest rate shifts occur. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

      Other financial assets: Include bank-owned life insurance for which the carrying value is a reasonable estimate of fair value and is included in other assets on the Consolidated Balance Sheets.

      Deposit liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

      Short-term borrowings: The carrying amount is a reasonable estimate of fair value.

      Long-term borrowings: The fair value of long-term borrowings is estimated using discounted cash flow analyses, based on the Corporation's estimated borrowing rates for similar types of borrowing arrangements.

      Commitments to extend credit: For certain categories of commitments, and variable rate lines of credit, a reasonable estimate of fair value would be nominal because the Corporation has the ability to reprice the commitment as interest rate shifts occur. The fair value of other types of commitments to extend credit is estimated by discounting the potential future cash flows using the current rate at which similar commitments would be made to borrowers with similar credit ratings. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

      Standby letters of credit: The fair value of standby letters of credit are generally based upon fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.


20                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      The estimated fair values (in thousands) of the Corporation's financial instruments at December 31 are as follows:

                                                              2004                           2003
      ------------------------------------------------------------------------------------------------------
                                                     Carrying      Estimated       Carrying       Estimated
                                                      Amount       Fair Value       Amount        Fair Value
      ------------------------------------------------------------------------------------------------------
      Financial Assets:
         Cash and short-term investments            $  15,090      $  15,090       $  20,131      $  20,131
         Investment securities                        200,287        200,287         175,724        175,724
         Loans                                        382,592        382,909         319,957        320,503
         Other financial assets                         5,159          5,159               0              0

      Financial Liabilities:
         Deposits                                     456,691        455,826         387,967        388,459
         Long-term borrowings                          95,000         95,015          86,750         88,193
         Subordinated debentures                       12,372         12,372           9,300         10,013
         Standby letters of credit                         33             33               0              0


                                                              2004                           2003
      ------------------------------------------------------------------------------------------------------
                                                     Notional      Estimated       Notional       Estimated
                                                      Amount       Fair Value       Amount        Fair Value
      ------------------------------------------------------------------------------------------------------
      Off-Balance Sheet Financial Instruments:
         Commitments to extend credit               $ 129,451      $      (5)      $  89,703      $       0

NOTE 18 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

      The Corporation has various claims, commitments, and contingent liabilities arising from the normal conduct of its business which are not reflected in the accompanying consolidated financial statements and are not expected to have any material adverse effect on the financial position or results of operations of the Corporation.

      The Corporation and its subsidiaries are defendents in litigation and claims arising from the normal course of business. Based on consultation with legal counsel, management is of the opinion that the outcome of pending and threatened litigation will not have a material impact on the Corporation's consolidated financial statements.

      The Corporation is party to financial instruments with off-balance sheet risk (See Note 17) in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The notional value of those instruments reflect the extent of involvement the Corporation has in each class of financial instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Generally, the Corporation does not charge a fee to customers to extend a commitment. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

      Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management's credit evaluation of the counterparty.

      The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the notional value of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Corporation requires collateral or other security to support certain financial instruments with credit risk. The notional and estimated fair value of these financial instruments at December 31, 2004 and 2003 are presented in Note 17.


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 21
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 19 - REGULATORY MATTERS

      The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

      As of December 31, 2004 and 2003, the Corporation and the Bank were well capitalized under this regulatory framework. To be categorized as well-capitalized, each entity must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2004 that management believes have changed either the Corporation's or the Bank's capital classifications.

      The Corporation's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                      To Be Well Capitalized
                                                                                For Capital          Under Prompt Corrective
                                                           Actual            Adequacy Purposes          Action Provisions
      ----------------------------------------------------------------------------------------------------------------------
      (Dollars in thousands)                        Amount       Ratio       Amount       Ratio         Amount       Ratio
      ----------------------------------------------------------------------------------------------------------------------
      As of December 31, 2004:

      Total Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation              $51,216       10.74%     $38,138        8.00%       $47,673       10.00%
         Nexity Bank                                49,512       10.39       38,134        8.00         47,667       10.00

      Tier 1 Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation               46,043        9.66       19,069        4.00         28,604        6.00
         Nexity Bank                                44,600        9.36       19,067        4.00         28,600        6.00

      Tier 1 Capital (to Average Assets)
         Nexity Financial Corporation               46,043        7.62       24,158        4.00         30,197        5.00
         Nexity Bank                                44,600        7.38       24,158        4.00         30,197        5.00

      As of December 31, 2003:

      Total Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation              $42,331       10.89%     $31,088        8.00%       $38,860       10.00%
         Nexity Bank                                42,760       11.02       31,037        8.00         38,796       10.00

      Tier 1 Capital (to Risk-Weighted Assets)
         Nexity Financial Corporation               38,229        9.84       15,544        4.00         23,316        6.00
         Nexity Bank                                38,658        9.96       15,519        4.00         23,278        6.00

      Tier 1 Capital (to Average Assets)
         Nexity Financial Corporation               38,229        7.45       20,520        4.00         25,650        5.00
         Nexity Bank                                38,658        7.54       20,520        4.00         25,650        5.00


22                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 20 - NEXITY FINANCIAL CORPORATION (PARENT COMPANY ONLY)

      The Parent's principal assets are its investments in the Bank, and the principal source of income for the Parent will be dividends from the Bank. Certain regulatory and legal requirements restrict payment of dividends and lending of funds between the Bank and the Parent.

      The Parent's condensed balance sheets at December 31, 2004 and 2003, and condensed statements of operations and of cash flows for the years ended December 31 are presented below:

CONDENSED BALANCE SHEETS

                                                           2004          2003
--------------------------------------------------------------------------------
Assets:
   Cash and cash equivalents                           $ 1,513,288   $   425,690
   Investment in bank subsidiary                        45,853,443    40,311,737
   Other investments                                       372,000       287,629
   Other assets                                            206,280       631,769
--------------------------------------------------------------------------------
         Total assets                                  $47,945,011   $41,656,825
================================================================================
Liabilities and Stockholders' Equity:
   Subordinated debentures                             $12,372,000   $ 9,300,000
   Long-term borrowings                                          0     1,750,000
   Other liabilities                                        14,705        24,156
--------------------------------------------------------------------------------
         Total liabilities                              12,386,705    11,074,156

Stockholders' equity                                    35,558,306    30,582,669
--------------------------------------------------------------------------------
         Total liabilities and stockholders' equity    $47,945,011   $41,656,825
================================================================================

CONDENSED STATEMENTS OF OPERATIONS

                                                         2004            2003            2002
------------------------------------------------------------------------------------------------
   Income:
      Dividend income                                $    10,017     $         0     $         0
      Other interest income                               28,092          11,758          24,223
------------------------------------------------------------------------------------------------
         Total income                                     38,109          11,758          24,223
------------------------------------------------------------------------------------------------
   Expense:
      Interest on notes payable                           68,056          81,195          75,837
      Interest on subordinated debentures                734,127         837,000         748,000
      Other operating expense                             15,559          28,234          45,354
------------------------------------------------------------------------------------------------
         Total expense                                   817,742         946,429         869,191
------------------------------------------------------------------------------------------------
   (Loss) income before equity in undistributed
         income of subsidiaries and taxes               (779,633)       (934,671)       (844,968)
   Equity in undistributed income of subsidiaries      5,942,075       5,023,654       2,151,698
------------------------------------------------------------------------------------------------
   Income before taxes                                 5,162,442       4,088,983       1,306,730
   Income tax (benefit) expense                         (212,564)       (586,959)        100,000
------------------------------------------------------------------------------------------------
   Net income                                        $ 5,375,006     $ 4,675,942     $ 1,206,730
================================================================================================


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 23
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS

                                                             2004            2003            2002
----------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
      Net income                                         $ 5,375,006     $ 4,675,942     $ 1,206,730
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Equity in undistributed income of subsidiaries      (5,942,075)     (5,023,654)     (2,151,698)
      Change in other assets                                 425,489        (568,692)        (63,076)
      Change in other liabilities                             (9,451)        (20,007)        (40,860)
----------------------------------------------------------------------------------------------------
   Net cash used for operating activities                   (151,031)       (936,411)     (1,048,904)
----------------------------------------------------------------------------------------------------
   Cash flows from investing activities:
      Investment in bank subsidiary                                0               0      (1,000,000)
      Investment in nonbank subsidiary                       (84,371)              0         (61,856)
----------------------------------------------------------------------------------------------------
   Net cash used for investing activities                    (84,371)              0      (1,061,856)
----------------------------------------------------------------------------------------------------
   Cash flows from financing activities:
      Net change in subordinated debentures                3,072,000               0       2,000,000
      Repayment of long-term debt                         (1,750,000)              0               0
      Proceeds from issuance of common stock                   1,000          51,194         682,252
----------------------------------------------------------------------------------------------------
   Net cash provided by financing activities               1,323,000          51,194       2,682,252
----------------------------------------------------------------------------------------------------
   Net change in cash and cash equivalents                 1,087,598        (885,217)        571,492
   Cash and cash equivalents at January 1                    425,690       1,310,907         739,415
----------------------------------------------------------------------------------------------------
   Cash and cash equivalents at December 31              $ 1,513,288     $   425,690     $ 1,310,907
====================================================================================================

      The Parent paid  interest of  $640,719,  $937,202,  and  $805,287 in 2004,
2003, and 2002, respectively. The Parent paid taxes of $117,461, $1,000, and $164,400 in 2004, 2003, and 2002, respectively.


24                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Selected quarterly results of operations for the four quarters ended December 31 are as follows:

                                                                              2004
---------------------------------------------------------------------------------------------------------------
                                                    Fourth            Third          Second            First
                                                    Quarter          Quarter         Quarter          Quarter
---------------------------------------------------------------------------------------------------------------
Interest income                                  $  8,055,095     $  7,236,107    $  6,739,874     $  6,581,106
Interest expense                                    3,513,956        2,992,604       2,904,174        2,756,095
---------------------------------------------------------------------------------------------------------------
Net interest income                                 4,541,139        4,243,503       3,835,700        3,825,011
Provision for loan losses                             300,000          320,000         190,000          305,000
Noninterest income                                    301,402          382,811         436,138          376,293
Gains on sales of investment securities                     0           78,518          31,950           97,222
Noninterest expense                                 3,117,770        2,687,611       2,841,267        2,739,387
---------------------------------------------------------------------------------------------------------------
Income before income taxes                          1,424,771        1,697,221       1,272,521        1,254,139
Provision (benefit) for income taxes                  339,753          637,660        (902,707)         198,940
---------------------------------------------------------------------------------------------------------------
Net income                                       $  1,085,018     $  1,059,561    $  2,175,228     $  1,055,199
===============================================================================================================
Net income per share - basic                     $       0.04     $       0.04    $       0.08     $       0.04
Net income per share - diluted                           0.04             0.04            0.07             0.04
Weighted average shares outstanding - basic        27,764,986       27,764,019      27,763,986       27,763,986
Weighted average shares outstanding - diluted      30,194,739       29,943,014      29,942,994       29,942,994

                                                                              2003
---------------------------------------------------------------------------------------------------------------
                                                    Fourth            Third          Second            First
                                                    Quarter          Quarter         Quarter          Quarter
---------------------------------------------------------------------------------------------------------------
Interest income                                  $  6,671,493     $  6,340,210    $  6,332,498     $  6,322,997
Interest expense                                    2,801,943        2,681,301       2,847,976        2,838,238
---------------------------------------------------------------------------------------------------------------
Net interest income                                 3,869,550        3,658,909       3,484,522        3,484,759
Provision for loan losses                             325,000          220,000         240,000          340,000
Noninterest income                                    157,088          220,181         193,170          169,438
Gains on sales of investment securities                     0           12,832               0          358,417
Noninterest expense                                 2,624,326        2,657,459       2,549,898        2,490,551
---------------------------------------------------------------------------------------------------------------
Income before income taxes                          1,077,312        1,014,463         887,794        1,182,063
(Benefit) provision for income taxes                 (617,250)          33,750          33,750           35,440
---------------------------------------------------------------------------------------------------------------
Net income                                       $  1,694,562     $    980,713    $    854,044     $  1,146,623
===============================================================================================================
Net income per share - basic                     $       0.06     $       0.04    $       0.03     $       0.04
Net income per share - diluted                           0.06             0.03            0.03             0.04
Weighted average shares outstanding - basic        27,763,986       27,761,004      27,720,605       27,705,803
Weighted average shares outstanding - diluted      29,942,994       29,971,578      30,001,333       29,992,501


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 25
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

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[LOGO] NEXITY(SM)

                                  Nexity Bank

                              Business Principles

            >>    The Customer is the first priority.

            >>    We treat our employees with dignity and respect.

            >> Our actions will consistently reflect our focus on honesty, integrity and responsibility.


26                                 NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES
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

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[LOGO] NEXITY(SM)

                          Nexity Financial Corporation
                               Board of Directors

                               Greg L. Lee
                               David E. Long
                               John J. Moran
                               Denise N. Slupe
                               Randy K. Dolyniuk
                               John W. Collins
                               R. Bradford Burnette
                               William L. Thornton, III

                                   Nexity Bank
                                Senior Management

         Greg L. Lee           Chairman/CEO
         David E. Long         President
         John J. Moran         Executive Vice President/Chief Financial Officer
         Kenneth T. Vassey     Senior Vice President/Senior Lending Officer
         Cindy W. Russo        Senior Vice President/Operations

                                Office Locations

          ATLANTA o BIRMINGHAM o DALLAS o MYRTLE BEACH o WINSTON-SALEM


NEXITY FINANCIAL CORPORATION AND SUBSIDIARIES                                 27
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

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NOTES:

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

                               [LOGO] NEXITY(SM)

                              3500 Blue Lake Drive
                                   Suite 330
                              Birmingham, AL 35243
                               www.nexitybank.com

          ATLANTA o BIRMINGHAM o DALLAS o MYRTLE BEACH o WINSTON-SALEM